Annual Securities Report

(Report Pursuant to Article 24, Paragraph 1 of the Financial Instruments and Exchange Act)
Fiscal Year	From January 1, 2016
(59th Fiscal Term)	to December 31, 2016

COCA-COLA WEST COMPANY, LIMITED

(E00417)

Table of Contents
[Cover Page]
Part I. Company Information	1
I. Overview of the Company	1
1. Key Management Indicators, etc.	1
(1) Consolidated Management Indicators, etc.	1
2. History	2
3. Description of Business	3
4. Information on Affiliates	5
5. Employees	7
II. Business Overview	8
1. Summary of Business Results	8
2. Production, Orders Received and Sales	10
3. Challenges	11
4. Risk Factors	13
5. Material Agreements for Operations	14
6. Research and Development	14
7. Analyses of Consolidated Financial Position, Operating Results and Cash Flows	15
III. Property, Plants and Equipment	16
1. Summary of Capital Investment	16
2. Major Property, Plants and Equipment	16
3. Plans for Capital Investment, Disposals of Property, Plants and Equipment, etc.	19
IV. Information on the Company’s Stock, etc.	20
1. Information on the Company’s Stock, etc.	20
(1) Total Number of Shares, etc.	20
(2) Information on Stock Acquisition Rights, etc.	20
(3) Information on Moving Strike Convertible Bonds, etc.	20
(4) Details of Rights Plans	20
(5) Changes in the Total Number of Issued Shares and the Amount of Common Stock, etc.	20
(6) Composition of Issued Shares by Type of Shareholders	20
(7) Major Shareholders	21
(8) Information on Voting Rights	22
(9) Details of Stock Option Plans	22
2. Information on Acquisition of Treasury Stock, etc.	23
(1) Acquisition of Treasury Stock Resolved at the General Meeting of Shareholders	23
(2) Acquisition of Treasury Stock Resolved at Meetings of the Board of Directors	23
(3) Details of Acquisition of Treasury Stock Not Resolved at the General Meeting of Shareholders or Meetings of the Board of Directors	23
(4) Status of the Disposition and Holding of Acquired Treasury Stock	23
3. Dividend Policy	24
4. Stock Prices	24
(1) Highest and Lowest Stock Prices in the Most Recent Five Fiscal Years	24
(2) Highest and Lowest Stock Prices in the Most Recent Six Months	24
5. Members of the Board of Directors and Audit & Supervisory Board	25
6. Corporate Governance, etc.	29
(1) Corporate Governance	29
(2) Audit Fees	40
V. Consolidated Financial Statements	41
VI. Stock-related Administration for the Company	41
VII. Reference Information on the Company	43
1. Information on a Parent Company, etc. of the Company	43
2. Other Reference Information	43
Part II. Information on Guarantors, etc. for the Company	44

[Cover Page]
[Submitted document]	Securities Report
[Underlying article]	Article 24, Paragraph 1 of the Financial Instruments and Exchange Act
[Recipient]	Director-General of the Kanto Local Finance Bureau
[Submission date]	March 23, 2017
[Fiscal year]	59th fiscal term (from January 1, 2016 to December 31, 2016)
[Company name]	COCA-COLA WEST KABUSHIKI KAISHA
[English name]	COCA-COLA WEST COMPANY, LIMITED
[Name and position of representative]	Tamio Yoshimatsu, Representative Director & President
[Address of head office]	7-9-66 Hakozaki, Higashi-ku, Fukuoka
[Telephone number]	(092) 641-8585
[Name of administrative contact]	Masakiyo Uike, Department Manager of Finance Department
[Closest contact point]	7-9-66 Hakozaki, Higashi-ku, Fukuoka
[Telephone number]	(092)641-8585
[Name of administrative contact]	Masakiyo Uike, Department Manager of Finance Department
[Location provided for viewing]	Tokyo Stock Exchange, Inc. (2-1 Nihombashi Kabutocho, Chuo-ku Tokyo) Fukuoka Stock Exchange (2-14-2 Tenjin, Chuo-ku, Fukuoka)

Part I. Company Information
I. Overview of the Company
1. Key Management Indicators, etc.

(1) Consolidated Management Indicators, etc.
Fiscal Term		55th	56th	57th	58th	59th
End of Fiscal Year		Dec. 2012	Dec. 2013	Dec. 2014	Dec. 2015	Dec. 2016
Net revenues	(Millions of yen)	386,637	431,711	424,406	440,476	460,455
Recurring income	(Millions of yen)	13,845	16,606	10,609	13,723	20,602
Profit attributable to owners of parent	(Millions of yen)	6,031	13,625	4,482	9,970	5,245
Comprehensive income	(Millions of yen)	7,326	16,332	6,931	11,217	5,022
Net assets	(Millions of yen)	231,056	257,936	254,150	260,878	261,173
Total assets	(Millions of yen)	337,348	374,418	337,260	378,105	377,468
Net assets per share	(Yen)	2,307.44	2,359.82	2,325.19	2,386.81	2,389.28
Earnings per share	(Yen)	60.33	128.15	41.07	91.35	48.05
Diluted earnings per share	(Yen)	－	－	－	－	－
Net assets (excl. minority interests) to total assets	(%)	68.4	68.8	75.2	68.9	69.1
ROE	(%)	2.6	5.6	1.8	3.9	2.0
PER	(multiple)	22.1	17.4	40.4	26.9	71.7
Net cash from (used in) operating activities	(Millions of yen)	26,324	40,082	28,628	40,422	34,388
Net cash from (used in) investing activities	(Millions of yen)	(14,243)	(16,493)	(9,590)	(24,994)	(19,921)
Net cash from (used in) financing activities	(Millions of yen)	(7,149)	(8,286)	(37,498)	22,416	(7,546)
Cash and cash equivalents at end of period	(Millions of yen)	39,495	60,275	41,830	79,828	86,727
Number of employees		7,877	9,650	8,324	8,837	8,616
(excluding average number of temporary workers)	(people)	(1,890)	(2,059)	(1,949)	(2,613)	(2,499)

(Notes) 1. Net revenues do not include consumption tax, etc.

2. “Accounting Standards for Business Combinations” (ASBJ Statement No.21), etc. have been applied from the current accounting year, and “Net income” is “Profit attributable to owners of parent.”

3. Diluted earnings per share is not shown because there are no dilutive shares.

4. The figures for the 56th fiscal term and after includes changes associated with the share exchange with Minami Kyushu Coca-Cola Bottling Co., Ltd. dated April 1, 2013.

2. History
Month and Year	Summary
Dec. 1960	Nichibei Inryo Co., Ltd. established with 50 million yen in capital at 1-5 Nagahama-cho, Fukuoka City for manufacture and sale of soft drinks
Jul. 1961	Headquarters move to 92 Tenjin-cho, Fukuoka City
Jun. 1962
Agreement on the manufacture and sale of Coca-Cola and Fanta concluded with the Coca-Cola Company and the Coca-Cola (Japan) Co., Ltd. granting the right to manufacture and sell Coca-Cola and Fanta in Fukuoka, Saga, and Nagasaki Prefectures

Jul. 1962	Began sales
Mar. 1963	Corporate name changed to Nichibei Coca-Cola Bottling Co., Ltd.
Apr. 1963	Headquarters move to 4127-29 Aza Ashitsugaura, Ohaza Hakozaki, Fukuoka City (now 7-9-66, Hakozaki, Higashi-ku, Fukuoka City)
May 1963	Opened Fukuoka factory (ceased operation in January 1985)
Jun. 1967	Opened Tosu factory
Sep. 1972	Amended the previous agreements with the Coca-Cola Company and the Coca-Cola (Japan) Co., Ltd., and newly concluded a license agreement with the Coca-Cola (Japan) Co., Ltd.
Apr. 1973	Opened Moji factory (ceased operation in December 1984)
Jul. 1973	Corporate name changed to Kitakyushu Coca-Cola Bottling Co., Ltd.
Aug. 1974	Opened Kiyama factory
Jan. 1988	Made the Kiyama factory PET bottle packaging line independent; Opened Kiyama packaging factory (ceased operation in January 1996 and integrated into the Kiyama factory)
Dec. 1991	Opened the Tosu coffee roasting factory (ceased operation in January 1997 and integrated into the Tosu factory)
Jun. 1994	Listed on the Fukuoka Stock Exchange
Nov. 1996	Listed on the second section of Tokyo Stock Exchange
Jun. 1998	Listed on the first section of the Tokyo Stock Exchange
Feb. 1999	Kitakyushu Coca-Cola Sales Co., Ltd. established
Jun. 1999	Some business transferred to Kitakyushu Coca-Cola Sales Co., Ltd.
Jul. 1999
Consolidated with Sanyo Coca-Cola Bottling Co., Ltd. and corporate name changed to Coca-Cola West Japan Co., Ltd.
With the consolidation, Sanyo Coca-Cola Bottling’s subsidiary Sanyo Coca-Cola Sales Co., Ltd. became a subsidiary of the Company
Listed on the first section of Osaka Securities Exchange and Hiroshima Stock Exchange

Jan. 2001	Hiroshima factory closed
Apr. 2001	Acquired Mikasa Coca-Cola Bottling Co., Ltd. stock, making it a subsidiary
Feb. 2002	West Japan Products Co., Ltd. (now Coca-Cola West Japan Products, Co., Ltd.) established.
Apr. 2002	Some business transferred to Coca-Cola West Japan Products Co., Ltd. (now Coca-Cola West Products, Co., Ltd.) Merged with both Sanyo Coca-Cola Sales Co., Ltd. and Kitakyushu Coca-Cola Sales Co., Ltd.
Jul. 2002	Four subsidiaries running vending business integrated to establish Nishinihon Beverage Co., Ltd. (made defunct through merger dated January 1, 2010)
Oct. 2002	Amended the previous agreement with the Coca-Cola (Japan) Co., Ltd., and newly concluded a bottler’s agreement with the Coca-Cola Company and the Coca-Cola (Japan) Co., Ltd.
Jan. 2005
Amended the previous agreements with the Coca-Cola Company and the Coca-Cola (Japan) Co., Ltd., and newly concluded a manufacturing agreement and a distributorship agreement with the Coca-Cola Company and the Coca-Cola (Japan) Co., Ltd.

Jul. 2006
Corporate name changed to Coca-Cola West Holdings Co., Ltd. and performed a demerger in which rights related to the sales of beverages and food products were succeeded by the newly established Coca-Cola West Japan Co., Ltd.
Implemented share exchange making Kinki Coca-Cola Bottling Co., Ltd. a wholly-owned subsidiary
With the share exchange, Kinki Coca-Cola Bottling’s subsidiary Kansai Beverage Service Co., Ltd. (now Nishinihon Beverage Co., Ltd.) became a subsidiary of the Company

Apr. 2007	Invested in Minami Kyushu Coca-Cola Bottling Co., Ltd., and made it an equity-method affiliate
Jan. 2008	Integrated two subsidiaries running manufacturing business to establish Coca-Cola West Products Co., Ltd.
Apr. 2008	Integrated subsidiaries running sales equipment service business to establish Coca-Cola West Equipment Service Co., Ltd.
Jan. 2009	Merged with Coca-Cola West Japan Co., Ltd., Kinki Coca-Cola Bottling Co., Ltd. and Mikasa Coca-Cola Bottling Co., Ltd. and changed the corporate name to Coca-Cola West Company, Limited
Amended the previous agreements with the Coca-Cola Company and the Coca-Cola (Japan) Co., Ltd., and newly concluded a bottler’s agreement with the Coca-Cola Company and the Coca-Cola (Japan) Co., Ltd.
Jan. 2010
Reorganized three subsidiaries running sales and logistics to establish West Vending Co., Ltd. (now Coca-Cola West Vending Co., Ltd.), Nishinihon Beverage Co., Ltd. and Coca-Cola West Retail Service Co., Ltd. (Coca-Cola West Sales Support Co., Ltd.)

Oct. 2010	Acquired Q’SAI Co., Ltd. stock, making it a wholly-owned subsidiary
Apr. 2013	Implemented share exchange making Minami Kyushu Coca-Cola Bottling Co., Ltd. a wholly-owned subsidiary
Jan. 2014	Merged with Minami Kyushu Coca-Cola Bottling Co., Ltd.
May 2015	Acquired Shikoku Coca-Cola Bottling Co., Ltd. stock, making it a subsidiary

3. Description of Business

The Company’s corporate group consists of the Company (Coca-Cola West Company, Limited), 18 subsidiaries, and 6 affiliates with soft drink business as its primary operations.

In addition, Ricoh Co., Ltd. is an affiliated company.

The following diagram sets out the positioning and business of each company in the Group’s principal business activities. Business categories correspond to segment categories.

(1)	Soft drink business

Production and sale of Coca-Cola and other soft drinks

Sale of beverages is engaged by Coca-Cola West Company, Limited, Shikoku Coca-Cola bottling Co., Ltd., Coca-Cola West Vending Co., Ltd., Nishinihon Beverage Co., Ltd., Shikoku Canteen Co., Ltd., Pacific Ace Nishinihon Co., Ltd., Coca-Cola West Sales Support Co., Ltd., Kadiac Co., Ltd., New CCW Establishment Preparation Co., Ltd., Wex Co., Ltd., Coca-Cola Customer Marketing Co., Ltd., F.V. Corporation Co., Ltd., and APEX Nishi-Nihon Corporation.

Production of beverages is engaged by Coca-Cola West Company, Limited, Shikoku Coca-Cola bottling Co., Ltd., Coca-Cola West Products Co., Ltd.

Business related to vending machines is engaged by Coca-Cola West Equipment Service Co., Ltd. and Resources Co., Ltd.

Real estate and insurance agency are engaged by Coca-Cola West Service Co., Ltd.

Procurement of ingredients and materials is engaged by Coca-Cola Business Sourcing Co., Ltd.

Development, maintenance and operations of information systems are engaged by Coca-Cola Integrated Business Systems Co., Ltd.

(2)	Healthcare & skincare business

Production and sale of health foods such as Aojiru that uses “Kale” as its ingredient and cosmetic related products

Engaged by Q’sai Co., Ltd., Nippon-supplement Inc., Q’sai Farm Shimane Co., Ltd., Q’sai Analysis and Research Center Co., Ltd. and Q’SAI USA Incorporated.

Investment business is engaged by CQ Ventures Co., Ltd.

Note that Ricoh Co., Ltd. engages in production and sale of copy machines, IT equipment and optical equipment.

(Note)	Nishinihon Beverage Co., Ltd. acquired Pacific Ace Nishinihon Co., Ltd. through absorption-type merger as of January 1, 2017.

(Business Flow Diagram)
　The matters described above are shown in the business flow diagram below.

Soft drink business
*1
Coca-Cola Business Sourcing Co., Ltd
Raw materials, materials, etc.
Beverages
*1
FV Corporation Co., Ltd.
Beverages
Beverages
Manufacture of Beverages
Coca-Cola West Products Co., Ltd.
Manufacturing entrustment
COCA-COLA WEST COMPANY, LIMITED
Shikoku Coca-Cola Bottling Co., Ltd.
Beverages
Sale of beverages
Coca-Cola West Vending Co., Ltd.
Nishinihon Beverage Co., Ltd.
Shikoku Canteen Co., Ltd.
Pacific Ace Nishinihon Co., Ltd.
Coca-Cola West Sales Support Co., Ltd.
Kadiac Co., Ltd.
New CCW Establishment Preparation Co., Ltd.
Wex Co., Ltd.
Beverages
Beverages
Real estate leasing, etc.
Real estate business
Insurance agent business
Coca-Cola West Service Co., Ltd
Vending machine business
Coca-Cola West Equipment Service Co., Ltd
Repairs
Repairs
Real estate leasing, etc.
*1
Coca-Cola Integrated Business Systems Co., Ltd.
Information system maintenance and operation
Mutual Entrustment (Note 2)
*1
Apex Corporation
Beverages
*1
Coca-Cola Customer Marketing Company Co., Ltd
*1
Resources Co., Ltd
*2
Ricoh Co., Ltd.
Healthcare and skincare business
Manufacture and sale of health foods, etc.
Q'SAI Co., Ltd.
Nippon Supplement, Inc.
Q'SAI Farm Shimane Co., Ltd.
Q'SAI Analysis and Research Center Co., Ltd.
Q'SAI USA Incorporated
Health foods, etc.
Investment business
CQ Ventures Co., Ltd.
Investment, etc.
Companies in investment portfolio
(Note 1)
No mark: Consolidated subsidiary
*1: Equity method affiliate
*2 Other affiliated company
(Note 2)
Vending machine operations are mutually entrusted

4. Information on Affiliates

(1) Consolidated Subsidiaries
Name	Address	Common stock (millions of yen)	Principal businesses	% of voting rights interests	Relationship
Shikoku Coca-Cola Bottling Co., Ltd.	Takamatsu-shi, Kagawa	100	Manufacture and sale of beverages and foods	100.0	Interlocking directorate: yes
Coca-Cola West Vending Co., Ltd.	Higashi-ku, Fukuoka-shi	80	Operation of vending machines	100.0	Conducts operation of the Company’s vending machines under business consignment. Interlocking directorate: yes Leasing of facilities: yes
Nishinihon Beverage Co., Ltd.	Higashi-ku, Fukuoka-shi	100	Sale of beverages	100.0	Interlocking directorate: yes Leasing of facilities: yes
Shikoku Canteen Co., Ltd. (Note) 1	Takamatsu-shi, Kagawa	100	Sale of beverages	100.0 (100.0)	――――
Pacific Ace Nishinihon Co., Ltd.	Kasuya-gun, Fukuoka	0	Operation of vending machines	100.0	Interlocking directorate: yes Capital support: yes
Coca-Cola West Sales Support Co., Ltd.	Higashi-ku, Fukuoka-shi	80	On-site administration	100.0	Interlocking directorate: yes Leasing of facilities: yes
Kadiac Co., Ltd.	Sennan-shi, Osaka	80	Sale of beverages	52.0	Interlocking directorate: yes
New CCW Establishment Preparation Co., Ltd.	Higashi-ku, Fukuoka-shi	100	Manufacture and sale of beverages and foods	100.0	Interlocking directorate: yes
Wex Co., Ltd.	Taisho-ku, Osaka-shi	10	Sale of beverages	100.0	――――
Coca-Cola West Products Co., Ltd.	Tosu-shi, Saga	100	Manufacturing of beverages	100.0	Conducts manufacture of the Company’s beverages under business consignment. Interlocking directorate: yes Leasing of facilities: yes
Coca-Cola West Equipment Service Co., Ltd.	Higashi-ku, Fukuoka-shi	22	Vending machine-related business	100.0	Conducts repair, etc. of the Company’s vending machines. Interlocking directorate: yes Leasing of facilities: yes
Coca-Cola West Service Co., Ltd.	Higashi-ku, Fukuoka-shi	100	Real estate business, insurance agent business	100.0	Interlocking directorate: yes Leasing of facilities: yes
Q’SAI Co., Ltd.	Chuo-ku, Fukuoka-shi	349	Manufacturing and sale of health food and products related to cosmetics, etc.	100.0	Interlocking directorate: yes
Nippon Supplement, Inc. (Note) 1	Kita-ku, Osaka-shi	40	Manufacture and sale of health food	100.0 (100.0)	――――
Q’SAI Farm Shimane Co., Ltd. (Notes) 1,2,3	Masuda-shi, Shimane	10	Manufacture and sale of health food	49.5 (49.5) [26.2]	――――

Q’SAI Analysis and Research Center Co., Ltd. (Note) 1	Chuo-ku, Fukuoka-shi	10	Manufacture and sale of health food	51.5 (51.5)	――――
Q’SAI USA Incorporated (Note) 1	Delaware, U.S.A.	160	Manufacture and sale of health food	100.0 (100.0)	――――
CQ Ventures Co., Ltd. (Note) 1	Chuo-ku, Fukuoka-shi	50	Investment business	100.0 (50.0)	――――

(Notes) 1. The figures in parentheses for the % of voting rights interests column indicates the % of indirect voting interests, which is a part of the total voting interest.

2. The figures in brackets for the % of voting rights interests column indicates the % of voting interests of interests of persons with close relationships, which is separate from the total voting interest.

3. Although the voting rights interests are 50% or less, it has been made a subsidiary because effective control is deemed to exist.

(2) Equity Method Affiliates
Name	Address	Common stock (millions of yen)	Principal businesses	% of voting rights interests	Relationship
Coca-Cola Customer Marketing Co., Ltd. (Note)	Minato-ku, Tokyo	300	Sale of beverages	27.2 (3.3)	Interlocking directorate: yes Leasing of facilities: yes
FV Corporation Co., Ltd. (Note)	Toshima-ku, Tokyo	150	Sale of beverages	28.6 (2.7)	Interlocking directorate: yes Leasing of facilities: yes
Coca-Cola Integrated Business Systems Co., Ltd. (Note)	Shibuya-ku, Tokyo	34	Information systems development and maintenance operations	26.1 (5.0)	Interlocking directorate: yes
Coca-Cola Business Sourcing Co., Ltd. (Note)	Minato-ku, Tokyo	80	Procurement of raw materials and materials	27.4 (4.7)	――――
Apex Nishi-Nihon Corporation	Fukushima-ku, Osaka-shi	64	Sale of beverages	34.0	Conducts operation of the Company’s vending machines under business consignment. Interlocking directorate: yes Leasing of facilities: yes
Resources Co., Ltd. (Note)	Takamatsu-shi, Kagawa	40	Vending machine-related business	44.0 (44.0)	――――

(Note) The figures in parentheses for the % of voting rights interests column indicates the % of indirect voting interests, which is a part of the total voting interest.

(3) Other Affiliated Companies
Name	Address	Common stock (millions of yen)	Principal businesses	% of voting rights interests in the Company	Relationship
Ricoh Co., Ltd. (Note)	Ota-ku, Tokyo	135,364	Manufacture and sale of copying machines, information equipment and optical equipment, etc.	15.7	Interlocking directorate: yes

(Note) A Securities Registration Statement or Securities Report has been submitted.

5. Employees
(1) Consolidated Basis
As of December 31, 2016
Segment	Number of employees
Soft drink business	8,061	(2,253)
Healthcare and skincare business	555	(246)
Total	8,616	(2,499)

(Notes) 1. The number of employees is the number of persons employed, and the number of temporary employees is shown separately in parentheses as the average number over one year.

2. Temporary employees include part timers and casual workers, but not workers dispatched by staffing companies.

(2) Parent-alone Basis
As of December 31, 2016
Number of employees	Average age (years)	Average tenure (years)	Average annual salary (yen)
1,635(119)	43.52	21.52	6,783,030

　(Notes) 1. The Company does business in the soft drink segment.

　　　 　2. The number of employees is the number of persons employed, and the number of temporary employees is shown separately in parentheses as the average number over one year.

3. Temporary employees include part timers and casual workers, but not workers dispatched by staffing companies.

4. Average annual salary is the average salary paid inclusive of taxes, and includes bonuses and nonstandard wages.

(3) Labor Unions

The Group has the Coca-Cola West Labor Union and Coca-Cola West Labor Union mikasa, which is made up of employees of the former Mikasa Coca-Cola Bottling Co., Ltd., in addition to labor unions formed in certain subsidiaries, and the total number of members of the labor unions was 6,153 as of December 31, 2016.

The relationship between management and labor unions is good.

II. Business Overview
1. Summary of Business Results

(1) Operating Results for the Fiscal Year under Review

As the Japanese economy on the whole remained on its gradual path to recovery during the consolidated fiscal year under review with improved job market and income situation, consumer confidence has also indicated increasing trend in personal spending.

In the soft drink industry, the market grew from previous year partly driven by favorable weather in summer season. While sales competitions among beverage companies remain intense, signs of change began to appear on the horizon of the industry environment including visible moves of each company for profit improvements.

In this operating environment, the Company has been striving to deliver business targets and moved forward in laying the foundation to keep the growth towards the future and to raise profitability by setting management policies in Soft drink business for 2016 as “Evolution of RGM (Revenue Growth Management): With identified growth opportunities, drive growth in net revenues and profits through appropriate price strategies and effective promotional spends”, “Transformation of Vending business: Build a transformational model that allows us to win continually even under an intense market environment by revisiting all operational processes from scratch in Vending business from strategy developments to execution management” and “Investments for future growth: Make necessary investments effectively to reinforce the platform for continual growth towards the future and to develop human resources”.

Furthermore, the Company made an agreement with Coca-Cola East Japan Co., Ltd. to carry out a business integration using both share exchange and absorption-type split on April 1, 2017 as the (expected) effective date in the Board Meeting held on September 30, 2016 to enable sustainable growth even under the intense business environment.

In the health food industry, the market growth turned positive from the year earlier backed by advancement of aging society and enforcement of the functional-claim food system in 2016. The cosmetic industry is also in the trend of expansion as the consciousness for anti-aging increases among other factors. On the other hand, market environment surrounding the companies grow increasingly severe as the competition further intensify with the backdrop of more entrants from other fields into both industries.

Amid the business environment, the Company sets management policies for 2016 in Healthcare & skincare business as “Rebuilding of home-shopping business: Gain more consumers through aggressive investments for launching consumer attraction methods aligned with diversified consumer behaviors and increase purchase frequency and the basket size per shopper by reinforcing CRM (Customer Relationship management)” and “Challenges to new fields: Achieve quick growth by launching new products into the market focusing on functionally-claimed foods and by establishing a home-shopping model in the U.S. Business”, and worked on gaining trust from customers and consumers through activities fully leveraging the strengths.

The Group has also engaged in business activities by positioning 8 key initiatives of “Health”, “Environment”, “Community”, “Customer satisfaction”, “Quality assurance”, “Compliance”, “Risk management” and “Respect for human rights and employee job satisfaction”, incorporating the idea of SCV (Creating Shared Value) into the conventional initiatives of CSR (Corporate Social Responsibility) with an aim to both solve social challenges and to raise competitive advantages of the group through the business activities, rather than merely assuming social responsibilities as a good corporate citizen.

As a result of these activities, consolidated net revenues of the group for the fiscal year under review were 460,455 million yen (up 4.5% year on year) with consolidated operating income at 21,143 million yen (up 48.3% year on year), consolidated recurring income at 20,602 million yen (up 50.1% year on year) and profit attributable to owners of parent at 5,245 million yen (down 47.4% year on year).

Business conditions by segment are as follows.

Soft drink business

On sales side, each sales channel worked on increasing profitable revenue growth by conducting pinpoint sales activities responding to consumers’ shopper behaviors and needs through ensured portfolio according to point of connections as well as optimum prices and selling stories.

In terms of product strategies, competitiveness has been further enhanced in sparkling, non-sugar tea, coffee, water and sports categories. In sparkling category, “Coca-Cola” brand was activated by launching “Gold bottle” exclusively designed for RIO2016 in June to coincide with the Rio Olympics and “Ribbon bottle” in November with which a product label turns to a bow tie, under the “Taste the Feeling” campaign rolled out globally.

In non-sugar tea category, the segment sought after sales boost by launching a new product “Ayataka Nigorihonoka” and renewing a core product “Sokenbicha”. In coffee category, a bottle can coffee “Georgia The Premium Bito” for the growing bottle can market, “Georgia Café Bottle Coffee” in 950ml PET bottle as a new package (volume), and “Georgia Cold Brew” that enabled clear taste with low temperature extraction as a new wave of coffee were further introduced. In water and sports categories, product lineup was extended by launching products such as “I Lohas Nashi” from “I Lohas” brand and “Aquarius Water” from “Aquarius” brand. In addition to the activities in these key categories, the segment also endeavored in capturing sales in the field of health by introducing “Minute Maid Oishii Fruit Aojiru” in December that uses Kales produced by the Company’s subsidiary Q’ sai Co., Ltd. as a collaborative new product with Healthcare & skincare business.

With respect to channel strategies, each sales channel has moved forward initiatives aiming to enhance both revenue and profitability. In Chain store channel, efforts were made to raise Revenue per case by offering products with fixed volume per item by the price point after identifying characteristics of products and actions were taken for profitable revenue growth through fine-tuned sales activities including offering of appropriate products (categories, volumes, etc.) with optimum prices. In Vending channel, latest models of vending machines were aggressively installed in a bid to increase sales and reduce burdens on environment. Including an offer of services with a smartphone exclusive app “Coke On” connected with vending machines from April, various promotions exclusively designed for vending machines were implemented. In Retail & Food Service channel, initiatives were taken to expand sales through accurate propositions of appropriate products and optimum selling methods according to characteristics of customers’ business formats and outlets such as eateries and KIOSK. The focus was also directed to sales activities to website online retailers amid increasing number of soft drink transactions on internet.

Furthermore, joint marketing activities were conducted with the Coca-Cola Company and Coca-Cola (Japan) Co., Ltd. based on the partnership for greater impacts of these activities and sustainable growth of Coca-Cola business.

On SCM (Supply Chain Management), stable product supply and reduction of product stocks were enabled through flexible supply structure matched with sales status. Implementation of production equipment for bottle can coffee and internal manufacturing of PET bottle package also made progress for cost saving through productivity enhancements. In addition, efforts were made to reduce production and logistic costs by building optimum supply network including advancement of logistic site consolidations in line with production structure.

As a result of the above, consolidated net revenues of Soft drink business for the fiscal year under review were 428,394 million yen (up 5.1% year on year) with consolidated operating income at 18,369 million yen (up 63.9% year on year).

Healthcare & skincare business

Healthcare & skincare business is operated by the Company’s subsidiary of Q’sai and 5 other subsidiaries.

As for product strategies, various new products were introduced in both fields of healthcare & skincare aiming for more sales. In the field of healthcare, efforts were exerted in gaining new demands by launching “Hatsuratsu Q10” that supplements coenzyme Q10 critical in generating energy in the body as well as “Calcium & Magnecium, Vitamin D” that combines 3 components required to keep healthy bones. In the field of skincare, “Cola-rich BB Powder Foundation”, an aging-care toner “Cola-rich Extra Rich Lotion” from “Cola-rich” brand and others were introduced as part of relevant portfolio extensions to increase sales of “Cola-rich” series.

As to channel strategies, actions were taken in capturing new consumers by extensively developing the contents of programs that offer core products such as “Cola-rich” and “Knee Support Collagen” for home-shopping as a key distribution channel and by investing advertisement costs effectively and efficiently according to products. Distribution of member newsletters to consumers on a periodic course also began from May. Member newsletters were upgraded with additional contents incorporating voices from consumers and campaigns exclusively for readers in an effort to drive repeat purchase by existing users and to expand the basket size. Official shopping site was further revisited to enable more consumers to purchase products through internet.

In spite of these initiatives, consolidated net revenues of Healthcare & skincare business for the fiscal year under review were 32,061 million yen (down 2.4% year on year) with consolidated operating income at 2,774 million yen (down 9.1% year on year).

(2) Cash flows

The status of each type of cash flow for the fiscal year is as follows.

<Cash flows from operating activities>

Net cash provided by operating activities stood at 34,388 million yen (40,422 million yen the year earlier), which was a decrease of 6,033 million yen year on year, partly attributable to changes in Decrease (increase) in inventories and Increase (decrease) in notes and accounts payable – trade.

<Cash flows from investing activities>

Net cash used in investing activities stood at 19,921 million yen (24,994 million yen the year earlier), which was a reduction in net cash used of 5,072 million yen year on year, partly due to payments to purchase shares of subsidiaries resulting in a change in the scope of consolidation.

<Cash flows from financing activities>

Net cash used in financing activities during the consolidated fiscal year under review was 7,546 million yen (inflow of 22,416 million yen the year earlier), which was a 29,962 million yen change from the previous consolidated fiscal year, partly owing to presence of income from issuance of corporate bonds in the previous fiscal year.

As a result of these activities, cash and cash equivalents at the end of the consolidated fiscal year under review increased by 6,899 million from the end of the previous consolidated fiscal year, to 86,727 million yen (up 8.6% year on year).

2. Production, Orders Received and Sales

(1) Production

The production results for the current fiscal year are shown by segment below.
Segment	Amount (millions of yen)	YoY change (%)
Soft drink business	227,479	107.3
Healthcare and skincare business	3,142	105.4
Total	230,621	107.3

　(Notes) 1. The amounts are primarily determined by the cost of manufacturing.

2. The above amounts do not include consumption tax, etc.

(2) Products Purchased

The products purchased in the current fiscal year are shown by segment below.
Segment	Amount (millions of yen)	YoY change (%)
Soft drink business	46,920	107.0
Healthcare and skincare business	2,830	105.6
Total	49,751	106.9

　(Notes) 1. The amounts are determined by purchase prices.

2. The above amounts do not include consumption tax, etc.

(3) Orders Received

A description of the state of orders received is omitted because the Group primarily conducts make-to-stock production.

(4) Sales

The sales for the current fiscal year are shown by segment below.
Segment	Amount (millions of yen)	YoY change (%)
Soft drink business	428,394	105.1
Healthcare and skincare business	32,061	97.6
Total	460,455	104.5

　(Notes) 1. The above amounts do not include consumption tax, etc.

2. A description of sales by major client is omitted because there are no clients that account for more than 10% of sales.

3. Challenges

(1) Issues to be addressed by the Company

While there is an anticipation for improvement in personal consumption as far as the future outlook for the soft drink industry is concerned, it is expected that the condition remains to be unclear with strategic changes of soft drink companies along with further diversification of consumer needs.

Under this circumstance, the Company strives to deliver profitable revenue growth in soft drink business by ensuring accurate sales activities according to business formats and customer situations in addition to executions of appropriate price strategies, with an aim to further evolve initiatives of RGM (Revenue Growth Management). It will also reinforce initiatives to address high priority challenges that lead to enhancement of productivity and efficiency in building highly competitive vending business models and implement IT solutions for revenue growth. In addition, it continues to make investments for employee job satisfaction and growth of the Company.

Intense situation is expected to continue in health food and cosmetic industries despite some hopes for market growth, with anticipated fierce competitions due to entrants from other field of businesses and other like.

In this environment, the Company will make efforts to drive repeat purchase of existing users and to expand the basket size by further advancing CRM (Customer Relationship Management) in addition to gain new consumers through new launches of highly competitive products and effective advertisement in healthcare & skincare business. Moreover, it will work on cultivating new distribution channels and new businesses as a challenge to new fields.

It also intends to create new growth opportunities by continually engaging in collaborations between soft drink business and healthcare & skincare business.

In addition, the Company moves forward preparations in Integration Preparation Committee ahead of the launch of a new merger company “Coca-Cola Bottlers Japan Inc.”. By generating new value combining the experiences and know-hows each Coca-Cola West Company, Limited and Coca-Cola East Japan Co., Ltd. has developed, the Company aims to grow Coca-Cola business further and contribute to development of the soft drink industry in Japan.

(2) Basic Policies on the Control of the Joint-stock Company

a. Descriptions of basic policies

The Company believes those who control decisions of finance and business policies of the Company need to be someone who can continually and sustainably ensure and improve not only corporate values of the Company but common interests with shareholders by understanding the sources of the corporate values. If any party proposes a purchase involving a transfer of corporate control of the Company, the Company believes that the decision on the proposed purchase shall be ultimately made by shareholders as a whole. Also, the Company would not reject a large-scale purchase of the Company’s shares if it would contribute to ensuring and enhancing the Company’s corporate value and the common interests of its shareholders.

Nonetheless, there are several forms of large-scale purchase that benefit neither the corporate value of the target company nor the common interests of its shareholders, such as the following: those with a purpose that would obviously harm the corporate value of the target company and the common interests of its shareholders; those with the potential to substantially coerce shareholders into selling their shares; those that do not provide sufficient time or information for the target company’s Board of Directors and shareholders to consider the terms of the large-scale purchase, or for the target company’s Board of Directors to make a business plan and an alternative proposal; and those that require the target company to discuss or negotiate with the acquirer in order to procure more favorable terms than those presented by the acquirer.

The Company thinks that the person who controls decision-making of its finance and business policies must fully understand that: (1) The Company embeds the “Coca-Cola brand” which refreshes people and quench their thirst in all countries and regions of the world and has become a part of their lifestyles in local communities, (2) The Company passionately and proactively works on quality and safety without compromise to be able to deliver “high quality and safe products for drinking at any time and any place”, (3) Understanding the existence of employees who have strong sense of mission to completely pursue consumer satisfactions, the Company honors their job satisfaction and lifestyles by rewarding each individual employee and (4) The Company contributes to local communities as well as actively engage in solving environmental issues as corporate citizens that continue to strive to be a part to realize rich society with a sense of responsibility, and ensure/raise not only the Company’s corporate values but also common interests with shareholders from mid-to long-term perspectives, by maintaining trust relationship with stakeholders, i.e. consumers, customers, shareholders and employees by responding to their needs.

Therefore, the Company believes that any acquirer of a proposed large-scale purchase of the Company’s shares that harms Company’s corporate value and the common interests of its shareholders is inappropriate in controlling decisions of finance and business policies of the Company and that it is necessary to ensure its corporate value and the common interests of its shareholders by taking necessary and reasonable countermeasures against such abusive purchases.

b. Initiatives to realize the basic policies

(a) Summary of special initiatives that contribute to realizing the basic policies

Under the corporate philosophy of “We will contribute to the happy lifestyle of all our stakeholders and contribute to the development of a sustainable society by providing value and refreshment through our beverage portfolio.”, the Company not only assumes a leading role in transforming Coca-Cola business in Japan by deploying various joint initiatives such as product development and test marketing with The Coca-Cola Company and Coca-Cola (Japan) Co., Ltd (100% funded by The Coca-Cola Company) as a strategic partner, but also strives to become a company trusted by the stakeholders of consumers, customers, shareholders and employees.

While major growth of soft drink industry cannot be expected as the market already matured, restructuring further escalates for survival with increased number of business alliances among soft drink companies and the business environment surrounding our company is projected to be more intense.

Under such circumstances, the group has developed a long-term management concept from 2011 to 2020 in order to drive transformations of the group business structure with long-term perspective and to deliver sustainable growth. With 3 pillars of “Growth”, “Efficiency” and “Structure” as basic strategies, each basic strategy is put into solid actions and progresses were made in building the foundation that enables growth into the future and raises profit generation capabilities.

The Company also made a transition to a company with the Audit and Supervisory Committee after gaining approval in the 58th General Meeting of the Shareholders on March 23, 2016 in order to further reinforce the governance system. After transforming Board Meeting and introducing corporate executive corporate officer system in March 1999 to separate decision making, business management and operation execution functions, the Company stipulated in its Articles of Incorporation Article 26 that “We can partially or entirely delegate the decision on the execution of important operations to board members through resolution in the Board Meeting according to the regulations of The Companies Act Article 399-13-6 (excluding those set forth in the Article 399-13-5)” associated with the shift to allow more fruitful deliberations of highly important matters in Board Meeting and facilitates speedy decision making of other matters by the management below Representative Director. In addition to setting up a system that allows directors including standing Directors serving on the Audit and Supervisory Committee to participate important meetings such as Management Council that is made up of Corporate Officers and to fully monitor operation executions of Corporate Officers and a system was put in place to consult with attorneys and accounting auditors for advice as needed in the event of any uncertainties in the operation executions.

(b) Summary of measures to prevent inappropriate persons from controlling the finance and business policy decisions of the Company in light of the basic policy

Upon any substantial acquisition of the Company shares, the Company strives to proactively collect and timely disclose information in order to ensure and improve the corporate value of the Company and the common interest of shareholders as well as make appropriate measures as needed under the scope permitted by laws and regulations and the Articles of Incorporation.

When Board Meeting determines it necessary to reapply takeover defense measures in order to ensure and improve the corporate value of the Company and the common interest of shareholders, taking into considerations of the future trend of the society, the Company consults with shareholders in the Meeting of Shareholders according to the regulations set forth in the Articles of Incorporation for decision of the implementation.

c. Judgment of the Board of Directors of the Company on the specific measures and the reasons

The measure described in the previous b. (a) is developed as a specific measure to continuously and sustainable improve the corporate value of the Company and the common interest of shareholders, and are consistent with the Company’s basic policy

In addition, the measure described in the previous b. (b) is developed as a specific measure to ensure and improve the corporate value of the Company and the common interest of shareholders as needed under the scope permitted by laws and regulations and the Articles of Incorporation focusing on the intention of shareholders, and it is not intended to impair the shareholders’ common interests or preserve the positions of the Company executives.

4. Risk Factors

This section explains key issues among the risks related to matters “II. Business Condition,” “V. Consolidated Financial Statements” and other sections described in the Annual Securities Report that are expected to have material impact on investors’ decisions. Understanding the possibilities of occurrence of such risks, the Group will make efforts to avoid occurrence of any such risk and respond to such risk in the event of occurrence thereof.

Matters related to future events or assumptions described in this section were determined by the Group as of the date of filing of the Annual Securities Report.

(1) Business Agreements with The Coca-Cola Company and Coca-Cola (Japan) Co., Ltd.

The Company conducts business activities based on bottler’s agreements with The Coca-Cola Company and Coca-Cola (Japan) Co., Ltd. The terms of such bottler’s agreements are as described in “5. Material Agreements for Operations.”

(2) Quality Control

Beverage and food products are the core products of the Group. The Group makes every effort to raise employee awareness regarding quality and implements programs aimed at preventing incidents concerning quality in order to offer its consumers high-quality and reliable beverages. Nevertheless, in the event of an incident related to product quality, the Group’s brand image could be tarnished, irrespective of whether or not it was actually at fault. As such, an incident of this nature could adversely affect the operating results of the Group.

(3) The Soft Drink Industry

(i) Impact of market fluctuations

Sales of beverages, the Group’s core products, are readily influenced by changes in consumers’ preferences. In a beverage market of this kind, the Group strives to continuously offer appealing products and services. Nevertheless, failure to amply forecast market changes could potentially affect its operating results.

(ii) Impact of weather-related factors

Weather conditions tend to have an effect on the sales of beverages. Cool summers or warm winters, for example, often have a significant impact on consumer demand. Although the Group makes every effort to minimize the influence of weather-related factors on sales, it offers no guarantee that it can completely eliminate the effect of such factors.

(4) Healthcare and Skincare Industry

Given growing health and cosmetic consciousness, the market for health-food and cosmetics-related products, which the Group is competing in, is seeing successive new entrants from other industries. This could lead to increased competition and thus a negative impact on the operating results of the Group.

 (5) Impact of Economic Conditions

(i) Trends in personal consumption

Sales of beverages, which are the Group’s products, are closely linked to trends in personal consumption. Any rapid decline in personal consumption caused by such factors as a sluggish Japanese economy or a consumption tax increase, or a fall in the Company’s product prices due to deflation, could adversely affect the Group’s results of operations.

(ii) Fluctuations in asset value

The operating results and financial position of the Group may be affected by fluctuations in the value of securities, land, goodwill, and pension assets in the defined benefit corporate pension program, etc. that are held by the Group. For example, assets such as securities, land and pension assets are affected by changes of the market value. Furthermore, if changes in the business environment cause the results of the Group’s healthcare and skincare business to not be as favorable as the Group hopes, the Group may record impairment losses on the goodwill it has recorded regarding that business.

(6) Public Regulations

The Group’s businesses relating to the manufacturing and marketing of beverage and food products is subject to various regulations in Japan, including the “Food Sanitation Act” and the “Act against Unjustifiable Premiums and Misleading Representations.” The Group fully complies with all of those regulations in its commitment to providing safe and reliable products. Consequently, stricter regulations in these or other areas may require the Group to incur additional expenses to ensure compliance with those rules, which may adversely affect the Group’s results of operations.

(7) Management of Personal Information

The Group holds large volumes of personal information. In handling this information, the Group has developed and complied with guidelines, as well as provided training on an ongoing basis and engaged in educational activities, for all of its employees in an integrated manner. However, an external leak of personal information could lead to a deterioration of trust in the Group and potentially impact its operating results.

(8) Impact of Disasters

The Group has a system in place to minimize the effect on its business operations with respect to situations that the Group needs to be prepared for, such as power outages. Typhoons, earthquakes and other natural disasters, however, could create conditions beyond our expectations. Conditions of this magnitude could potentially impact the operating results and financial position of the Group.

5. Material Agreements for Operations

(1) Bottler’s Agreements

The Company has executed bottler’s agreements with The Coca-Cola Company and Coca-Cola (Japan) Co., Ltd. dealing with the manufacture and sale, use of trademarks and other matters of Coca-Cola, Fanta, Sprite, Real Gold, Georgia, Aquarius, Qoo, Sokenbicha, Fan, Kochakaden and other products within the sales territory consisting of the prefectures of Fukuoka, Osaka, Shiga, Nara, Wakayama, Kyoto, Hyogo, Okayama, Tottori, Hiroshima, Shimane, Yamaguchi, Saga, Nagasaki, Kumamoto, Kagoshima, Miyazaki and Oita.

Moreover, Shikoku Coca-Cola Bottling Co. Ltd., which is the Company’s wholly owned subsidiary, has executed bottler’s agreements with The Coca-Cola Company and Coca-Cola (Japan) Co., Ltd. dealing with the manufacture and sale, use of trademarks and other matters of Coca-Cola, Fanta, Sprite, Real Gold, Georgia, Aquarius, Qoo, Sokenbicha, Fan, Kochakaden and other products within the sales territory consisting of the prefectures of Kagawa, Ehime, Kochi and Tokushima.

(2) Integration Agreement and Share Exchange Agreement

In order to conduct a business integration (the “Business Integration”) with Coca-Cola East Japan Co., Ltd. (“CCEJ”), with a planned effective date of April 1, 2017, through a combination of a share exchange and an absorption-type company split, the Company approved, at a meeting of its board of directors on September 30, 2016, the execution with CCEJ of both a share exchange agreement (the “Share Exchange Agreement”) relating to the share exchange in which the Company will become the sole parent company and CCEJ will become the wholly owned subsidiary, and a business integration agreement (the “Integration Agreement”), as well as the execution of an absorption-type company split agreement (the “Absorption-Type Company Split Agreement”) relating to the absorption-type company split in which New CCW Establishment Preparation Co., Ltd., which is to be established as a wholly owned subsidiary of the Company, will succeed to the rights and obligations pertaining to all of the Company’s businesses, excluding the Company’s group management and administration operations and the management of its assets, in order to shift to a holding company structure in connection with the Business Integration. The Company therefore executed the Integration Agreement and the Share Exchange Agreement.

The Share Exchange Agreement was approved at the general meeting of the Company’s shareholders on March 22, 2017.

Further details are provided in “1. Consolidated Financial Statements (1) Consolidated Financial Statements, Notes (Material Subsequent Events).”

(3) Absorption-Type Company Split Agreement

The Company approved at its board of directors held on September 30, 2016 the execution of the Absorption-Type Company Split Agreement and executed the same on October 31, 2016.

The Absorption-Type Company Split Agreement was approved at the general meeting of the Company's shareholders held on March 22, 2017.

Further details are provided in “1. Consolidated Financial Statements  (1) Consolidated Financial Statements, Notes (Material Subsequent Events).”

6. Research and Development

During the fiscal year ended December 31, 2016, the Company conducted research and development in the healthcare and skincare business, but the amount is minimal and there are no notable matters.

7. Analyses of Consolidated Financial Position, Operating Results and Cash Flows

(1) Critical Accounting Policies and Estimates

The Group’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in Japan. Although there are some forward-looking estimates such as the reporting of provisions in the preparation of these consolidated financial statements, such estimates are determined in accordance with information deemed to be reasonable considering past performance and future plans within the Group. The accounting standards are stated in “V. Consolidated Financial Statements 1. Consolidated Financial Statements, etc. (1) Notes to the Consolidated Financial Statements (Material Matters forming the Basis for Preparation of the Consolidated Financial Statements)”.

(2)     Analysis of Financial Position at the End of the Consolidated Fiscal Year

The Group’s shareholders’ equity ratio at the end of the consolidated fiscal year under review is 69.1% and we believe that we maintain the financial soundness.

The key factors that contributed to increases and decreases of each major line items of the consolidated balance sheet compared to the end of the previous fiscal year are as follows.

(Total assets)

Total assets at the end of the consolidated fiscal year under review decreased 636 million yen from the end of the previous consolidated fiscal year, to 377,468 million yen (down 0.2% year on year). This is mainly attributable to a decrease of goodwill associated with impairment loss of the goodwill despite an increase in cash and deposits.

(Total liabilities)

Total liabilities at the end of the consolidated fiscal year under review were 116,295 million yen, a decrease of 931 million yen compared to the end of the previous consolidated fiscal year (down 0.8% year on year). The primary factors were impacts from decreases in Accounts payable and Long-term loans payable despite increases in Accounts payable – other and Income taxes payable.

(Net assets)

Net assets at the end of the consolidated fiscal year under review stood at 261,173 million yen, an increase of 295 million yen from the end of the previous consolidated fiscal year (up 0.1% year on year), primarily reflecting an increase in retained earnings as a result of recording Profit.

As a result of these activities, cash and cash equivalents at the end of the consolidated fiscal year under review increased by 6,899 million from the end of the previous consolidated fiscal year, to 86,727 million yen (up 8.6% year on year). The status of cash flow is as described in 1. Summary of Business Results (2) Cash flows.

(3) Analyses of Operating Results in the Fiscal Year Ended December 31, 2016

During the fiscal year under review, the main factors causing changes in each of the principal items in the Consolidated Statements of Income were as follows as stated in “1. Summary of Business Results (1) Performance” are as follows.

(Net revenues)

In the soft drink business, in addition to the impact of favorable weather in the summer season, the Company acquired all shares of Shikoku Coca-Cola Bottling Co., Ltd. on May 18, 2015 bringing it under the scope of consolidation with June 30, 2015 as the deemed acquisition date, resulting in net revenues increasing by 20,758 million yen year-on-year to 428,394 million yen (up 5.1% year-on-year). In the healthcare and skincare business, net revenues decreased by 778 million yen year-on-year to 32,061 million yen (down 2.4%) due to the decline in sales. As a result, the combined net revenues for the two segments increased by 19,979 million yen year-on-year to 460,455 million yen (up 4.5%).

(Operating income and recurring income)

In the soft drink business, operating income increased by 7,159 million yen compared to the previous fiscal year to 18,369 million yen (up 63.9%) due to the increase in sales mentioned above in addition to a decrease in depreciation cost associated with the change in the number of years of the lifetime of vending machines from the fiscal year under review. In the healthcare and skincare business, operating income decreased by 277 million yen year-on-year to 2,774 million yen (down 9.1%) due to the decline in sales mentioned above. As a result, the combined operating income for the two segments increased by 6,881 million yen year-on-year to 21,143 million yen (up 48.3%). Furthermore, as recurring income increased by 6,879 million yen year-on-year to 20,602 million yen (up 50.1%) primarily due to the increase in operating income.

(Net profit attributable to owners of the company)

Although recurring income increased, net profit attributable to owners of the company decreased by 4,725 million yen year-on-year to 5,245 million yen (down 47.4%) due to the recording of a gain on negative goodwill as extraordinary income associated with bringing Shikoku Coca-Cola Bottling Co., Ltd. under the scope of consolidation, and an impairment loss on goodwill due to being unable to obtain the anticipated gains concerning the goodwill arising from the acquisition of shares of consolidated subsidiary Q’SAI Co., Ltd. being recorded as an extraordinary loss.

(4) Factors Materially Affecting the Company’s Financial Conditions and Operating Results

The factors materially affecting the Company’s financial conditions and operating results are shown in “4. Risk Factors”.

III. Property, Plants and Equipment
1. Summary of Capital Investment

The Group made a total of 25,728 million yen in capital investment mainly in the soft drink business, which is the principal segment of the Group, during the fiscal year ended December 31, 2016.

This mainly comprised the launch of vending machines, etc. into the market to strengthen sales capabilities (15,167 million yen), and the introduction of bottled and canned coffee manufacturing facilities at the Hongo Plant for the purpose of increasing production capacity (2,679 million yen).

In addition to property, plant and equipment, this includes software (including software in progress) under intangible assets.

2. Major Property, Plants and Equipment

The principal facilities in the Group are as follows.

(1) The Company
As of December 31, 2016
		Details of	Book value						Number
Facility (Location)	Segment	facilities and equipment	Buildings and structures (millions of yen)	Machinery, equipment and vehicles (millions of yen)	Vending machines (millions of yen)	Land (millions of yen) (area in ㎡)	Other (millions of yen)	Total (millions of yen)	of employees
Head Office (Higashi-ku, Fukuoka-shi)	Soft drink business	Business facility	1,917	19	－	79 (11,974)	4,097	6,114	475 [1]
Senrioka Office (Settsu-shi, Osaka)	〃	〃	229	23	－	1,503 (15,426)	23	1,779	154 [2]
Tosu Plant (Tosu-shi, Saga)	〃	Production facility for beverages	1,272	1,110	－	100 (52,881)	28	2,512	113 [11]
Kiyama Plant (Kiyama-cho, Miyaki-gun, Saga)	〃	〃	1,626	2,468	－	769 (51,497) [3,109]	38	4,902	116 [40]
Hongo Plant (Mihara-shi, Hiroshima)	〃	〃	1,885	4,582	－	2,479 (82,828)	87	9,034	106 [22]
Daisen Plant (Houki-cho, Saihaku-gun, Tottori)	〃	〃	1,298	525	－	393 (65,388)	23	2,240	44 [2]
Akashi Plant (Akashi-shi, Hyogo)	〃	〃	3,031	4,171	－	2,642 (67,763)	57	9,902	128 [44]
Kyoto Plant (Kumiyama-cho, Kuse-gun, Kyoto)	〃	〃	2,428	2,819	－	2,469 (75,342)	58	7,775	130 [29]
Kumamoto Plant (Minami-ku, Kumamoto-shi)	〃	〃	267	743	－	864 (19,378)	10	1,886	44 [9]
Ebino Plant (Ebino-shi, Miyazaki)	〃	〃	2,943	2,269	－	－ [217,996]	30	5,243	88 [24]
Branches, etc. (various locations in Fukuoka)	〃	Sales and logistics facilities	796	58	6,330	2,658 (59,212) [2,499]	10	9,854	185 [18]

		Details of	book value						Number
Facility (Location)	Segment	facilities and equipment Content	Buildings and structures (millions of yen)	Machinery, equipment and vehicles (millions of yen)	Vending machines (millions of yen)	Land (millions of yen) (area in ㎡)	Other (millions of yen)	Total (millions of yen)	of employees
Branches, etc. (various locations in Saga)	〃	〃	121	37	1,044	905 (25,356)	4	2,113	18 [1]
Branches, etc. (various locations in Nagasaki)	〃	〃	558	48	1,745	1,064 (30,726)	4	3,422	31
Branches, etc. (various locations in Hiroshima)	〃	〃	519	113	2,580	2,527 (46,448)	12	5,753	65 [6]
Branches, etc. (various locations in Okayama)	Soft drink business	Sales and logistics facilities	519	32	1,431	1,142 (25,593)	5	3,130	45 [3]
Branches, etc. (various locations in Yamaguchi)	〃	〃	319	20	1,401	366 (16,143) [3,283]	3	2,110	29 [11]
Branches, etc. (various locations in Shimane)	〃	〃	126	0	512	138 (5,464)	0	778	13 [2]
Branches, etc. (various locations in Tottori)	〃	〃	116	7	433	470 (7,922) [4,457]	2	1,031	10
Branches, etc. (various locations in Osaka)	〃	〃	684	136	6,041	3,250 (34,252) [147]	21	10,134	143 [21]
Branches, etc. (various locations in Kyoto)	〃	〃	250	54	1,695	1,827 (33,357) [936]	25	3,854	54 [5]
Branches, etc. (various locations in Hyogo)	〃	〃	733	131	3,191	1,797 (33,641) [1,245]	11	5,865	82 [9]
Branches, etc. (various locations in Shiga)	〃	〃	186	26	1,067	547 (10,243) [1,400]	6	1,834	32 [8]
Branches, etc. (various locations in Nara)	〃	〃	16	224	645	1,269 (18,829)	2	2,158	28 [6]
Branches, etc. (various locations in Wakayama)	〃	〃	37	32	616	2,391 (48,210)	7	3,085	19
Branches, etc. (various locations in Kumamoto)	〃	〃	119	38	2,129	718 (26,728)	112	3,119	76 [3]
Branches, etc. (various locations in Kagoshima)	〃	〃	172	130	1,938	1,626 (46,955) [615]	39	3,908	34 [4]
Branches, etc. (various locations in Miyazaki)	〃	〃	68	60	1,272	543 (15,732) [3,504]	8	1,952	27 [2]
Branches, etc. (various locations in Oita)	〃	〃	204	135	1,547	945 (47,170)	11	2,843	34

(2) Domestic Subsidiaries

1) Shikoku Coca-Cola Bottling Co., Ltd.
As of December 31, 2016
		Details of	book value						Number
Company name (Location)	Segment	facilities and equipment Content	Buildings and structures (millions of yen)	Machinery, equipment and vehicles (millions of yen)	Vending machines (millions of yen)	Land (millions of yen) (area in ㎡)	Other (millions of yen)	Total (millions of yen)	of employees
Head Office (Takamatsu-shi, Kagawa)	Soft drink business	Business facility	469	1	－	371 (12,846)	379	1,222	104 [30]
Komatsu Plant (Saijo-shi, Ehime)	〃	Production facility for beverages	707	1,315	－	1,253 (133,358)	149	3,421	81 [19]
Branches, etc. (various locations in Kagawa)	〃	Sales and logistics facilities	188	2	1,121	333 (30,759)	14	1,659	139 [57]
Branches, etc. (various locations in Ehime)	〃	〃	278	9	1,388	337 (40,900)	12	2,026	163 [104]
Branches, etc. (various locations in Kochi)	〃	〃	203	0	694	272 (32,203)	8	1,179	101 [61]
Branches, etc. (various locations in Tokushima)	〃	〃	114	2	628	119 (8,501)	6	870	83 [30]

2) Other
As of December 31, 2016
		Details of	book value						Number
Company name (Location)	Segment	facilities and equipment Content	Buildings and structures (millions of yen)	Machinery, equipment and vehicles (millions of yen)	Vending machines (millions of yen)	Land (millions of yen) (area in ㎡)	Other (millions of yen)	Total (millions of yen)	of employees
Nishinihon Beverage Co., Ltd. (Higashi-ku, Fukuoka-shi)	Soft drink business	Vending machines, etc.	3	0	471	51 (1,100)	0	527	153 [21]
Coca-Cola West Equipment Service Co., Ltd. (Higashi-ku, Fukuoka-shi)	〃	Other equipment	109	3	0	622 (12,063)	1	737	515 [123]
Coca-Cola West Service Co., Ltd. (Higashi-ku, Fukuoka-shi)	〃	〃	629	0	－	3,195 (25,782) [944]	0	3,825	18 [25]
Q’SAI Co., Ltd. (Chuo-ku, Fukuoka-shi)	Healthcare and skincare business	Production facilities for health food products	530	170	－	537 (56,204)	400	1,639	378 [94]

　(Notes) 1. “Other” under book value refers to “construction in progress” and “other” under property, plant and equipment, and “software” and “software in progress” under intangible assets.

2. The above amounts do not include consumption tax, etc.

3. The figures shown in brackets for land (area in ㎡) is the area of leased land in ㎡, which is not included in the total number.

4. The number of employees shown in brackets is the number of temporary employees, which is not included in the total number.

5. The number of employees for the plants of the Company indicate the number of employees of manufacturing subsidiaries.

3. Plans for Capital Investment, Disposals of Property, Plants and Equipment, etc.

The Group’s capital investment is formulated in accordance with the budgeting policy.

In principle, plans for capital investment are formulated in each company, but the formulation of plans is coordinated by the Company.

Plans for the establishment and upgrade of material equipment as of December 31, 2016 are as follows.

Note, there are no plans for material sales or disposal.
Company name	Facility (Location)	Segment	Details of facilities and equipment	Scheduled amount of investment (Millions of yen)	Amount paid (Millions of yen)	Funding method	Scheduled start date	Scheduled completion date
Coca-Cola West Company, Limited	Branches （ － ）	Soft drink business	Acquisition of vending machines and coolers	15,114	－	Own capital	Jan. 2017	Dec. 2017

　(Note) The above amounts do not include consumption tax, etc.

IV. Information on the Company’s Stock, etc.
1. Information on the Company’s Stock, etc.

(1) Total Number of Shares, etc.

1) Total number of shares
Class	Total number of shares authorized to be issued (shares)
Common stock	270,000,000
Total	270,000,000

2) Issued shares
Class	Number of shares issued as of the end of fiscal year (shares) (December 31, 2016)	Number of shares issued as of the filing date (shares) (March 23, 2017)	Name of financial instruments exchange on which the Company is listed or name of financial instruments exchange association providing registration and approval	Content
common shares	111,125,714	111,125,714	Tokyo Stock Exchange (First Section) Fukuoka Stock Exchange	The number of shares per one unit of shares is 100 shares
Total	111,125,714	111,125,714	－	－

(2) Information on Stock Acquisition Rights, etc.

Not applicable.

(3) Information on Moving Strike Convertible Bonds, etc.

Not applicable.

(4) Details of Rights Plans

Not applicable.

(5) Changes in the Total Number of Issued Shares and the Amount of Common Stock, etc.
Date	Change in the total number of issued shares (Thousands)	Balance of the total number of issued shares (Thousands)	Change in common stock (Millions of yen)	Balance of common stock (Millions of yen)	Change in capital reserve (Millions of yen)	Balance of capital reserve (Millions of yen)
July 1, 2016 (Note)	28,227	111,125	－	15,231	73,054	108,166

　(Note) Share exchange with Kinki Coca-Cola Bottling Co., Ltd. (exchange ratio: 0.451 shares of the Company’s common stock for each share of common stock of Kinki Coca-Cola Bottling Co., Ltd.)

(6) Composition of Issued Shares by Type of Shareholders
As of December 31, 2016
Category	Status of shares (one unit of stock: 100 shares)								Number of shares less than one unit (shares)
	National and local governments	Financial institutions	Financial instruments business operators	Other institutions	Foreign shareholders		Individuals and others	Total
					Non-individuals	Individuals
Number of shareholders (persons)	－	62	28	453	327	32	44,626	45,528	－
Share ownership (units)	－	195,771	15,022	451,383	301,606	32	145,334	1,109,148	210,914
Percentage of shares (%)	－	17.65	1.35	40.70	27.19	0.00	13.10	100.00	－

　(Notes) 1. The “Individual and others” and “Number of shares less than one unit” columns include 19,890 units and 69 shares of treasury stock, respectively.

2. The “Individual and others” and “Number of shares less than one unit” columns include 18 units and 81 shares in the name of Japan Securities Depository Center, Inc., respectively.

(7) Major Shareholders
As of December 31, 2016
Name	Address	Share ownership (in thousands of shares)	Percentage of total issued shares (%)
Ricoh Company, Ltd.	1-3-6 Nakamagome, Ota-ku, Tokyo	17,075	15.37
The New Technology Development Foundation	1-26-10 Kitamagome, Ota-ku, Tokyo	5,294	4.76
Satsuma Shuzo Co., Ltd.	26 Tategamihonmachi, Makurazaki-shi, Kagoshima	4,699	4.23
Coca-Cola Holdings West Japan, Inc. (standing proxy: Coca-Cola (Japan) Co., Ltd.)	1013 Center Rd., Wilmington, Delaware, U.S.A. (4-6-3 Shibuya, Shibuya-ku, Tokyo)	4,074	3.67
Japan Trustee Services Bank Ltd. (Trust Account)	1-8-11 Harumi, Chuo-ku, Tokyo	3,941	3.55
Mitsubishi Heavy Industries Mechatronics Systems, Ltd.	5-4-22 Wadamiya-dori, Hyogo-ku, Kobe-shi	3,912	3.52
INDUS MARKOR PARTNERS, LTD (Standing proxy: Custody and Clearing, Tokyo Branch, The Hongkong & Shanghai Banking Corporation Limited)	Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman Ky1-1108. Cayman Islands (3-11-1 Nihombashi, Chuo-ku Tokyo)	3,700	3.33
MCA Holdings Co., Ltd.	2-6-15 Kyobashi, Chuo-ku Tokyo	3,407	3.07
CREDIT SUISSE SECURITIES (EUROPE) LIMITED PB OMNIBUS CLIENT ACCOUNT (Standing proxy: Credit Suisse Securities (Japan) Limited)	ONE CABOT SQUARE LONDON E14 4QJ (Izumi Garden Tower, 1-6-1 Roppongi, Minato-ku, Tokyo)	2,841	2.56
The Nishi-Nippon City Bank, Ltd.	3-1-1 Hakata-ekimae, Hakata-ku, Fukuoka-shi	2,203	1.98
Total	－	51,150	46.03

　(Notes) 1. In the Statement of Large-Volume Holdings submitted for public viewing on June 4, 2015, Indus Capital Partners, LLC is stated as holding 6,051,000 shares as of May 28, 2015, but this is not included in the above major shareholders because the Company has been unable to confirm the number of shares effectively owned as of December 31, 2016.

2. The 1,989,000 shares of treasury stock held by the Company have not been included in the above major shareholders do not have voting rights.

(8) Information on Voting Rights

1) Total number of shares issued
As of December 31, 2016
Category	Number of shares (shares)		Number of voting rights	Description
Shares without voting right	－		－	－
Shares with restricted voting right (treasury stock, etc.)	－		－	－
Shares with restricted voting right (others)	－		－	－
Shares with full voting right (treasury stock, etc.)	common shares	1,989,000	－	－
Shares with full voting right (others)	common shares	108,925,800	1,089,258	－
Share less than one unit	common shares	210,914	－	－
Total number of issued shares	111,125,714		－	－
Total number of voting rights	－		1,089,258	－

(Note) 1,800 shares (18 voting rights) registered in the name of Japan Securities Depository Center, Inc. are included in “Shares with full voting right (others)”.

2) Treasury stock
As of December 31, 2016
Name of shareholder	Address	Number of shares held under own name (shares)	Number of shares held under the name of others (shares)	Total shares held (shares)	Percentage of total issued shares (%)
Coca-Cola West Company, Limited	7-9-66 Hakozaki, Higashi-ku, Fukuoka	1,989,000	－	1,989,000	1.79
Total	－	1,989,000	－	1,989,000	1.79

(9) Details of Stock Option Plans

　Not applicable.

2. Information on Acquisition of Treasury Stock, etc.

Class of shares
Acquisition of common stock under Article 155, Item 7 of the Companies Act

(1) Acquisition of Treasury Stock Resolved at the General Meeting of Shareholders

Not applicable.

(2) Acquisition of Treasury Stock Resolved at Meetings of the Board of Directors

Not applicable.

(3) Details of Acquisition of Treasury Stock Not Resolved at the General Meeting of Shareholders or Meetings of the Board of Directors

Acquisition by demand for purchase of shares of less than one unit pursuant to the provision of Article 192, Paragraph 1 of the Companies Act
Classification	Number of shares (shares)	Total amount (yen)
Treasury stock acquired during the fiscal year ended December 31, 2016	2,191	6,432,058
Treasury stock acquired during the current period	349	1,154,925

　(Note) The number of treasury stock acquired due to demands to purchase shares of less than one unit from March 2, 2017 to the filing date is not included in “Treasury stock acquired during the current period.”

(4) Status of the Disposition and Holding of Acquired Treasury Stock
	Fiscal year ended December 31, 2016		Current period
Category	Number of shares (shares)	Total disposition amount (yen)	Number of shares (shares)	Total disposition amount (yen)
Acquired treasury stock which was offered to subscribers	－	－	－	－
Acquired treasury stock which was canceled	－	－	－	－
Acquired treasury stock which was transferred due to merger, share exchange or company split	－	－	－	－
Other (Acquired treasury stock which was sold due to requests from shareholders holding shares less than one unit to sell additional shares) (Note 1)	33	76,193	－	－
Total number of shares of treasury stock held (Note 2)	1,989,069	－	1,989,418	－

　(Notes) 1. The number of treasury stock sold due to requests from shareholders holding shares less than one unit to sell additional shares from March 2, 2017 to the filing date is not included in not included in “Other (Acquired treasury stock which was sold due to requests from shareholders holding shares less than one unit shares to sell additional shares)” for “Current period.”

 2. (Note) The number of treasury stock acquired due to demands to purchase shares of less than one unit and the number of treasury stock sold due to requests from shareholders holding shares less than one unit to sell additional shares from March 2, 2017 to the filing date are not included in “Total number of shares of treasury stock held” for “Current period.”

3. Dividend Policy

The Company strives to enhance corporate value by driving activities that meet expectations of all types of stakeholders, hoisting “to be a company supported by consumers and customers, understood by shareholders, cherished by local communities and employees are proud of!!” in the “West Vision” set as the to-be model of 2020. Based on this idea, the Company adapts a basic policy to proactively return profits with respect to profit distribution in order to meet all the shareholders’ expectations.

In terms of dividends, the Company shall pay dividends of surplus twice a year as interim and year-end dividends, comprehensively considering performances and internal reserves with payment of stable dividends as top priority. It stipulated that the Company may pay interim dividend in accordance with the resolution of the Board Meeting by specifying the record date as June 30 each year in its Articles of Incorporation. Therefore, decision-making body for dividends of surplus shall be the Shareholders’ Meeting for year-end dividend and the Board Meeting for interim dividend.

While the Company plans to pay ordinary dividend of 23 yen per share in the fiscal year under review with due consideration on the Company’s results during this period, it also plans to pay 1 yen additional payment of a commemorative dividend to be 24 yen per share to reward shareholders’ daily support as the year 2016 marked 10 years milestone since the business integration between Coca-Cola West Japan Company, Limited and Kinki Coca-Cola Bottling Co., Ltd. (Annual dividend is expected to be 46 yen combined with the interim dividend of 22 yen already paid.)

In terms of internal reserves, the Company seeks to use such reserves to fund investment for sales asset extensions such as vending machines and for operational efficiency in addition to reinforcement of financial structure to further enhance corporate value.

The dividends of surplus for the fiscal year under review are as follows.
Resolved date	Total amount of dividends (million yen)	Dividends per share (yen)
August 12, 2016 Resolution of the Board Meeting	2,401	22
March 22, 2017 Resolution of the General Meeting of Shareholders	2,619	24

4. Stock Prices

(1) Highest and Lowest Stock Prices in the Most Recent Five Fiscal Years
Fiscal Term	55th	56th	57th	58th	59th
End of Fiscal Year	Dec. 2012	Dec. 2013	Dec. 2014	Dec. 2015	Dec. 2016
Highest (yen)	1,486	2,329	2,257	2,647	3,485
Lowest (yen)	1,185	1,329	1,435	1,603	2,177

　(Note) The highest and lowest stock prices are market prices on the first section of the Tokyo Stock Exchange.

(2) Highest and Lowest Stock Prices in the Most Recent Six Months
Month	July 2016	August	September	October	November	December
Highest (yen)	3,030	2,812	2,900	3,175	3,275	3,485
Lowest (yen)	2,775	2,295	2,332	2,860	2,970	3,135

　(Note) The highest and lowest stock prices are market prices on the first section of the Tokyo Stock Exchange.

5. Members of the Board of Directors and Audit & Supervisory Board

13 men, 1 woman (ratio of the women of the Member of the Board of Directors and Audit & Supervisory Board Members is 7.1%.)
Position	Responsibility	Name	Date of birth	Brief personal records		Term of office	Share ownership (1,000 shares)
				Mar. 1969	Joined Kinki Coca-Cola Bottling Co., Ltd.	1 year from the conclusion of the Ordinary General Meeting of Shareholders in March 2017
				Mar. 1997	Advisor, Kinki Coca-Cola Bottling Co., Ltd.
				Mar. 2000	Director, Kinki Coca-Cola Bottling Co., Ltd.
				Mar. 2004	Managing Director, Kinki Coca-Cola Bottling Co., Ltd.
				Mar. 2006	Senior Managing Director, Kinki Coca-Cola Bottling Co., Ltd. Executive Corporate Officer, Kinki Coca-Cola Bottling Co., Ltd.
Representative Director	President	Tamio Yoshimatsu	(February 10, 1947)	Jul. 2006	Director, Coca-Cola West Company, Limited Executive Corporate Officer, Coca-Cola West Company, Limited		10.6
				Mar. 2007	Representative Director, Kinki Coca-Cola Bottling Co., Ltd. President, Kinki Coca-Cola Bottling Co., Ltd.
				Jan. 2009	Executive Vice President, Coca-Cola West Company, Limited
				Mar. 2009	Representative Director, Coca-Cola West Company, Limited (incumbent)
				Jan. 2010	President, Coca-Cola West Company, Limited (incumbent)
				Jun. 2016	Outside Director, Nishi-Nippon Railroad Co., Ltd. (incumbent)
				Apr. 1969	Joined Coca-Cola West Company, Limited	1 year from the conclusion of the Ordinary General Meeting of Shareholders in March 2017 (Note) 2
				Jan. 1993	General Manager, Human Resources Department, Coca-Cola West Company, Limited
				Mar. 1995	Director, Coca-Cola West Company, Limited
				Mar. 1999	Senior Corporate Officer, Coca-Cola West Company, Limited
				Apr. 2004	Executive Corporate Officer, Coca-Cola West Company, Limited
				Jan. 2005	Representative Director, Coca-Cola West Japan Products Co., Ltd. (now Coca-Cola West Japan Products, Co., Ltd.) President, Coca-Cola West Japan Products Co., Ltd.
Representative Director	Executive Vice President	Nobuo Shibata	(November 12, 1946)	Jan. 2009	Executive Vice President, Coca-Cola West Company, Limited (incumbent)		13.3
				Mar. 2009	Director, Coca-Cola West Company, Limited
				Jun. 2012	Outside Director, Kyushu Leasing Service Co., Ltd. (incumbent)
				Mar. 2015	Representative Director, Coca-Cola West Company, Limited (incumbent)
				May 2015	Representative Director, Shikoku Coca-Cola Bottling Co., Ltd. President, Shikoku Coca-Cola Bottling Co., Ltd.
				Jan. 2016	Representative Director, Q’SAI CO., LTD. Chairman, Q’SAI CO., LTD.
				Mar. 2016	Representative Director, Specified Nonprofit Corporation Ichimura Kyushu School of Nature (incumbent)
				Apr. 1978	Joined Minami Kyushu Coca-Cola Bottling Co., Ltd.	1 year from the conclusion of the Ordinary General Meeting of Shareholders in March 2017 (Note) 2
				Apr. 2000	Corporate Planning Group Leader, Corporate Planning Office, Minami Kyushu Coca-Cola Bottling Co., Ltd.
				Mar. 2003	Director, Minami Kyushu Coca-Cola Bottling Co., Ltd.
				Mar. 2007	Managing Director, Minami Kyushu Coca-Cola Bottling Co., Ltd.
Director	Group Senior Corporate Officer	Hideharu Takemori	(August 16, 1954)	Jan. 2008	Director, Minami Kyushu Coca-Cola Bottling Co., Ltd. Senior Corporate Officer, Minami Kyushu Coca-Cola Bottling Co., Ltd.		5.3
				Jan. 2012	President, Minami Kyushu Coca-Cola Bottling Co., Ltd.
				Mar. 2012	Representative Director, Minami Kyushu Coca-Cola Bottling Co., Ltd. Director, Coca-Cola West Company, Limited (incumbent)
				Jan. 2014	Executive Corporate Officer, Coca-Cola West Company, Limited
Jan. 2015
Group Senior Corporate Officer, Coca-Cola West Company, Limited (incumbent)
Representative Director, Coca-Cola West Equipment Service Co., Ltd. (incumbent)
President, Coca-Cola West Equipment Service Co., Ltd. (incumbent)

Position	Responsibility	Name	Date of birth	Brief personal records		Term of office	Share ownership (1,000 shares)
				Apr. 1980	Joined Coca-Cola West Company, Limited	1 year from the conclusion of the Ordinary General Meeting of Shareholders in March 2017(Note)2
				Mar. 2001	General Manager, Sales Planning Department, Coca-Cola West Company, Limited
				Jan. 2006	Corporate Officer, Coca-Cola West Company, Limited
				Jan. 2007	Group Corporate Officer, Coca-Cola West Company, Limited Representative Director, Nishinihon Beverage Co., Ltd. President, Nishinihon Beverage Co., Ltd.
Director	Group Senior Corporate Officer	Toshio Fukami	(March 16, 1956)	Mar. 2009	Director, Shikoku Coca-Cola Bottling Co., Ltd.		5.5
				Jul. 2010	Managing Director, Shikoku Coca-Cola Bottling Co., Ltd.
				Mar. 2012	Senior Corporate Officer, Coca-Cola West Company, Limited
				Mar. 2013	Director, Coca-Cola West Company, Limited (incumbent)
Jan. 2016
Group Senior Corporate Officer, Coca-Cola West Company, Limited (incumbent)
Representative Director, Coca-Cola West Sales Support Co., Ltd. (incumbent)
President, Coca-Cola West Sales Support Co., Ltd. (incumbent)

				Mar. 1979	Joined Kinki Coca-Cola Bottling Co., Ltd.	1 year from the conclusion of the Ordinary General Meeting of Shareholders in March 2017(Note) 2
				Oct. 2005	General Manager, Human Resources Department, Kinki Coca-Cola Bottling Co., Ltd.
				Apr. 2008	Corporate Officer, Coca-Cola West Company, Limited
Director	Senior Corporate Officer General Manager, CSV Division	Shigeki Okamoto	(November 13, 1956)	Jan. 2010	Group Senior Corporate Officer, Coca-Cola West Company, Limited Representative Director, Coca-Cola West Equipment Service Co., Ltd. President, Coca-Cola West Equipment Service Co., Ltd.		4.3
				Jan. 2012	Senior Corporate Officer, Coca-Cola West Company, Limited (incumbent)
				Mar. 2013	Director, Coca-Cola West Company, Limited (incumbent)
				Jan. 2016	General Manager, CSV Division, Coca-Cola West Company, Limited (incumbent)
	Senior Corporate Officer General Manager, Commercial Headquarters			Mar. 1985	Joined Kinki Coca-Cola Bottling Co., Ltd.	1 year from the conclusion of the Ordinary General Meeting of Shareholders in March 2017(Note) 2
				Jan. 2007	General Manager, Full Service Sales Department, Kinki Coca-Cola Bottling Co., Ltd.
Director		Yoshiki Fujiwara	(October 5, 1962)	Jan. 2010	Corporate Officer, Coca-Cola West Company, Limited		3.6
				Jan. 2012	Senior Corporate Officer, Coca-Cola West Company, Limited (incumbent)
				Mar. 2013	Director, Coca-Cola West Company, Limited (incumbent)
				Jan. 2016	General Manager, Commercial Headquarters, Coca-Cola West Company, Limited (incumbent)
	Senior Corporate Officer General Manager, Planning & Finance Division			Apr. 1985	Joined Coca-Cola West Company, Limited	1 year from the conclusion of the Ordinary General Meeting of Shareholders in March 2017
				Jan. 2006	General Manager, General Affairs Department, Coca-Cola West Company, Limited
Director		Yasunori Koga	(April 26, 1962)	Jan. 2010	Corporate Officer, Coca-Cola West Company, Limited		3.0
				Jan. 2012	Senior Corporate Officer, Coca-Cola West Company, Limited (incumbent)
				Mar. 2014	Director, Coca-Cola West Company, Limited (incumbent)
				Jan. 2016	General Manager, Planning & Finance Division, Coca-Cola West Company, Limited (incumbent)
	Senior Corporate Officer General Manager, Kyushu Sales Division, Commercial Headquarters			Apr. 1992	Joined Minami Kyushu Coca-Cola Bottling Co., Ltd.	1 year from the conclusion of the Ordinary General Meeting of Shareholders in March 2017(Note) 2
				Jan. 2006	Sales Planning Group Leader, Business Headquarters, Minami Kyushu Coca-Cola Bottling Co., Ltd.
Director		Shunichiro Hombo	(June 9, 1964)	Mar. 2007	Director, Minami Kyushu Coca-Cola Bottling Co., Ltd.
				Jan. 2008	Executive Officer, Minami Kyushu Coca-Cola Bottling Co., Ltd.
				Mar. 2011	Director, Minami Kyushu Coca-Cola Bottling Co., Ltd.		2.4
				Jan. 2012	Senior Corporate Officer, Minami Kyushu Coca-Cola Bottling Co., Ltd.
				Jan. 2014	Senior Corporate Officer, Coca-Cola West Company, Limited (incumbent)
				Mar. 2014	Director, Coca-Cola West Company, Limited (incumbent)
				Jan. 2016	General Manager, Kyushu Sales Division, Commercial Headquarters, Coca-Cola West Company, Limited (incumbent)

Position	Responsibility	Name	Date of birth	Brief personal records		Term of office	Share ownership (1,000 shares)
				Apr. 1976	Joined Ricoh Co., Ltd.	1 year from the conclusion of the Ordinary General Meeting of Shareholders in March 2017(Note) 2
				Jan. 1993	Director & President, Ricoh France S.A.
				Oct. 2000	Senior Vice President, Ricoh Co., Ltd.
				Jun. 2003	Executive Vice President, Ricoh Co., Ltd.
				Jun. 2004	Managing Director, Ricoh Co., Ltd.
				Jun. 2005	Director, Ricoh Co., Ltd. Corporate Executive Vice President, Ricoh Co., Ltd.
Director		Zenji Miura	(January 5, 1950)	Mar. 2008	Outside Audit & Supervisory Board Member, Coca-Cola West Company, Limited		－
				Apr. 2011	Representative Director, Ricoh Co., Ltd. (incumbent) Deputy President, Ricoh Co., Ltd.
				Apr. 2013	President, Ricoh Co., Ltd. (incumbent) CEO, Ricoh Co., Ltd. (incumbent)
				Mar. 2016	Outside Director, Coca-Cola West Company, Limited (incumbent)
Director (Standing Audit and Supervisory Committee Members)				Mar. 1972	Joined Kinki Coca-Cola Bottling Co., Ltd.	2 years from the conclusion of the Ordinary General Meeting of Shareholders in March 2016 (Note)3
				Jan. 2001	Advisor, Kinki Coca-Cola Bottling Co., Ltd.
				Mar. 2005	Director, Kinki Coca-Cola Bottling Co., Ltd.
				Mar. 2006	Senior Corporate Officer, Kinki Coca-Cola Bottling Co., Ltd.
				Jul. 2006	Senior Corporate Officer, Coca-Cola West Company, Limited
		Hiroyoshi Miyaki	(March 4, 1950)	Jan. 2008	Representative Director, Mikasa Coca-Cola Bottling Co., Ltd. President, Mikasa Coca-Cola Bottling Co., Ltd.		6.5
				Jan. 2009	Executive Corporate Officer, Coca-Cola West Company, Limited
				Mar. 2009	Director, Coca-Cola West Company, Limited
				Mar. 2012	Audit & Supervisory Board Member, Coca-Cola West Company, Limited (full-time)
				Mar. 2013	Standing Audit & Supervisory Board Member, Coca-Cola West Company, Limited (full-time)
				Mar. 2016	Director (Standing Audit and Supervisory Committee Member), Coca-Cola West Company, Limited (full-time) (incumbent)
				Apr. 1970	Joined Coca-Cola West Company, Limited	2 years from the conclusion of the Ordinary General Meeting of Shareholders in March 2016
				Apr. 2002	General Manager, Finance Department, Coca-Cola West Company, Limited
				Apr. 2005	Corporate Officer, Coca-Cola West Company, Limited
				Jan. 2011	Senior Corporate Officer, Coca-Cola West Company, Limited
Director (Audit and Supervisory Committee Member)		Tadanori Taguchi	(December 1, 1951)	Jan. 2012	Group Senior Corporate Officer, Coca-Cola West Company, Limited Senior Corporate Officer, Minami Kyushu Coca-Cola Bottling Co., Ltd.		4.2
				Jan. 2013	Executive Corporate Officer, Minami Kyushu Coca-Cola Bottling Co., Ltd.
				Mar. 2013	Audit & Supervisory Board Member, Coca-Cola West Company, Limited (full-time)
				Mar. 2016	Director (Audit and Supervisory Committee Member), Coca-Cola West Company, Limited (full-time) (incumbent)
				Apr. 1975	Registered as lawyer Joined Sagami Godo Law Office	2 years from the conclusion of the Ordinary General Meeting of Shareholders in March 2016 (Note) 3
				Jun. 1983	Joined Hamada & Matsumoto Law Firm (now Mori Hamada & Matsumoto)
Director (Audit and Supervisory		Gotaro Ichiki	(December 4, 1949)	Apr. 2000	Deputy Secretary General, Japan Federation of Bar Associations		－
Committee Member)				Apr. 2014	Head of TOKYO district office, Japan Legal Support Center (incumbent)
				Jan. 2015	Joined Kowa Law Office (incumbent)
				Mar. 2015	Outside Director, Nippon Denko Co., Ltd. (incumbent)
				Mar. 2016	Outside Director (Audit and Supervisory Committee Member), Coca-Cola West Company, Limited (incumbent)

Position	Responsibility	Name	Date of birth	Brief personal records		Term of office	Share ownership (1,000 shares)
				Apr. 1975	Joined Nishi-Nippon Sogo Bank, Ltd. (now The Nishi-Nippon City Bank, Ltd.)	2 years from the conclusion of the Ordinary General Meeting of Shareholders in March 2016 (Note) 3
				Jun. 2003	Trustee, The Nishi-Nippon Sogo Bank, Ltd. (present The Nishi-Nippon City Bank, Ltd.)
				Jun. 2004	Director, The Nishi-Nippon Sogo Bank, Ltd. (present The Nishi-Nippon City Bank, Ltd.)
				May 2007	Outside Audit & Supervisory Board Member, Plenus Company Limited
				Jun. 2007	Managing Director, The Nishi-Nippon City Bank, Ltd.
				Jun. 2009	Senior Managing Director, The Nishi-Nippon City Bank, Ltd.
				Jun. 2010	Representative Director, The Nishi-Nippon City Bank, Ltd. (incumbent)
Director (Audit and Supervisory Committee		Seiji Isoyama	(June 22, 1951)	Jun. 2011	Senior Managing Executive Officer, The Nishi-Nippon City Bank, Ltd.		0.4
Member)				Jun. 2013	Deputy President, The Nishi-Nippon City Bank, Ltd. (incumbent)
				Mar. 2015	Outside Audit & Supervisory Board Member, Coca-Cola West Company, Limited
				May 2015	Outside Director, Plenus Company Limited (Member of Audit and Supervisory Committee) (incumbent)
				Sep. 2015	Chairman, Fukuoka Chamber of Commerce and Industry (incumbent)
				Mar. 2016	Outside Director (Audit and Supervisory Committee Member), Coca-Cola West Company, Limited (incumbent)
				Oct. 2016	Representative Director and Deputy President, Nishi-Nippon Financial Holdings, Inc. (incumbent)
				Apr. 1995	Registered as lawyer Joined Kunitake Law Firm (present Kunitake Comprehensive Law Firm) (incumbent)	2 years from the conclusion of the Ordinary General Meeting of Shareholders in March 2016 (Note)3
Director (Audit and Supervisory		Tomoko Ogami	(September 8, 1965)	Mar. 2013	Outside Audit & Supervisory Board Member, Coca-Cola West Company, Limited		－
Committee Member)				Mar. 2016	Outside Director (Audit and Supervisory Committee Member), Coca-Cola West Company, Limited (incumbent)
Total							59.6

(Notes) 1. The Company made the transition to a  “Company with Audit and Supervisory Committee” due to the resolution by the Ordinary General Meeting of Shareholders held on March 23, 2016 to amend the articles of incorporation.

2. On the condition of the management integration of Coca-Cola West Company, Limited and Coca-Cola East Japan Co., Ltd. taking effect on April 1, 2017 (scheduled), the terms of office of directors Nobuo Shibata, Hideharu Takemori, Toshio Fukami, Shigeki Okamoto, Yoshiki Fujiwara, Shunichiro Hombo and Zenji Miura are until the day prior to the date of effect (March 31, 2017 (scheduled)).

3. On the condition of the management integration of Coca-Cola West Company, Limited and Coca-Cola East Japan Co., Ltd. taking effect on April 1, 2017 (scheduled), the terms of office of Audit and Supervisory Committee members Hiroyoshi Miyaki, Gotaro Ichiki, Seiji Isoyama and Tomoko Ogami are scheduled to resign on the day prior to the date of effect (March 31, 2017 (scheduled)).

4. Directors, Zenji Miura, Gotaro Ichiki, Seiji Isoyama and Tomoko Ogami are outside directors.

5. The Company has implemented a corporate officer system to speed up the execution of business and clarify responsibility. The total number of corporate officers is no more than 30 including representative directors and directors.

 6. Corporate Governance, etc.

(1) Corporate Governance

(i) Basic Views on Corporate Governance

The basic view of Coca-Cola West Company, Limited (the Company) on Corporate Governance is to enhance efficiency and transparency of management and to increase our shareholder value.

It shifted to a company with the Audit and Supervisory Committee with the approval gained in the 58th General Meeting of the Shareholders on March 23, 2016 in order to further reinforce the corporate governance system. Furthermore, while the Company have transformed the Board Meeting and implemented an executive corporate officer system in March 1999 to separate decision-making, management supervision and execution of operations, this shift enables more fruitful deliberations of highly important matters in Board Meeting and facilitates speedy decision making of other matters by the management below Representative Director.

(ii) Details of Corporate Governance System

a. Stipulated number of directors

The Board Meeting is constituted, with appropriate balance as a whole, of no more than 15 directors (excluding directors serving on the Audit and Supervisory Committee) as stated in the Articles of Incorporation and no more than 7 directors serving on the Audit and Supervisory Committee. Note that with the approval gained in the 59th General Meeting of Shareholders on March 22, 2017, the Articles of Incorporation will be amended effective April 1, 2017 to change the maximum number of directors (excluding directors serving on the Audit and Supervisory Committee) to no more than 10 directors.

b. Criteria for decision to appoint directors

The Articles of Incorporation of the Company stipulates that the decision to appoint directors (excluding directors serving on the Audit and Supervisory Committee) and directors serving on the Audit and Supervisory Committee shall be reached by majority of voting rights cast at a meeting of shareholders able to exercise voting rights where shareholders with more than one-third of voting rights are present, and not by cumulative voting.

c. Decision body for acquisition of treasury stock

Based on the rules in the Companies Act, Article 165, paragraph 2, the Articles of Incorporation of the Company stipulate that the Company may acquire treasury stock through market transactions, etc. through a resolution of the Board of Directors rather than a resolution of the General Meeting of Shareholders. The Board of Directors is granted the authority for the acquisition of treasury shares for the purpose of improving the efficiency of capital and the execution of flexible capital policies in response to changes in the management environment.

d. Decision body for interim dividends

The Articles of Incorporation of the Company stipulate that interim dividends as stipulated in the Companies Act, Article 454, paragraph 5 may be approved through a resolution of the Board of Directors rather than a resolution of the General Meeting of Shareholders. The Board of Directors is granted the authority over interim dividends for the purpose of the flexible provision of returns to shareholders.

e. Special Resolutions of the General Meeting of Shareholders

For Special Resolutions of the General Meeting of Shareholders as stipulated by the Companies Act Article 309, paragraph 2, the Articles of Incorporation of the Company stipulate that they can be approved by a two-thirds majority of the voting rights at a meeting where shareholders with voting rights who hold more than one-third of the voting rights are present. This reduction of the quorum for Special Resolutions of the General Meeting of Shareholders is for the purpose of smooth management of the General Meeting of Shareholders.

f. Structure for monitoring of business execution and management

Directors (excluding those serving on the Audit and Supervisory Committee) and directors serving on the Audit and Supervisory Committee participate in important meetings such as the Management Council composed of corporate officers, and along with ensuring a system that can adequately monitor business execution by corporate officers, when doubts arise in the course of business execution, attorneys and Corporate Auditors can offer advice when appropriate.

(iii) Status of Maintenance of Internal Control System

The Board Meeting held on July 1, 2006 resolved to set up a system to ensure appropriate operations of the Company and its Group Companies (hereinafter “Internal Control”). Note that some revisions were made in the Board Meeting held on March 23, 2016.

The summary shall be as follows:

a. System to ensure that directors and employees execute their duties properly in accordance with the laws and regulations and the Articles of Incorporation

The Company sets up regulations related to compliance structure and code of conduct, to enable all directors and employees of the Company and its group to adhere laws and regulations as well as the Articles of Incorporation in order to assume corporate social responsibilities. In particular, the Company handles anti-social forces and organizations systematically with a firm stance. Furthermore, a department is established to take charge of ensuring compliance system in the Company and enable the department to oversee such initiatives cross-functionally as well as provide trainings to directors and employees led by the department. A department in charge of internal audit shall also monitor the status in coordination with the department in charge of compliance. Important activities on compliance and other Internal Control System shall be periodically reported to directors, the Board of Directors and the Audit and Supervisory Committee of the Company.

An internal whistle-blowing system is set and operated as a means for directors and employees of the Company and its group companies to directly provide information of suspicious conducts against laws and regulations.

b. System for the retention and management of information relating to the execution of duties by directors

The Company establishes rules of documentation management to follow and keeps information about directors’ performance of duty into written document/electromagnetic media (hereinafter ‘documents’) for custody. Directors of the Company are always able to browse these documents.

c. Rules and other systems pertaining to management of loss risk for the Company and its group companies

Each function of the Company and its group companies are to establish rules/guideline, to implement training and to make/distribute manuals to prevent risks regarding compliance, environment, disasters, quality and information security arising in the Company and other group companies, while a department in charge of risk management in the Company or its group companies is to keep an organizationally traversing watch on the condition of risk control, and take appropriate measures on a whole-company basis. As to newly arising risks, the Company promptly appoints a person in charge to handle such risks.

d. System to ensure that directors execute their duties efficiently

The Board of Directors is to determine the group target for directors and employees and basic authority allocation, while the Representative Director is to determine the efficient achievement method including the authority allocation based on the particular target of each group company and function and the group’s decision-making rules in order to achieve the target.

In addition, the Company is to determine the standards of authorities over the group companies and their decision-making and other organizations to construct the system for each of the group companies to follow.

e. System to ensure proper operation in the group of the Company, which consists of the Company and its subsidiaries

The Company establishes a function for group-wide internal control to construct a system to efficiently operate consulting of internal control, share information, notify instruction/request etc. between the Company and other group companies.

In addition, the group companies shall periodically report important information such as management information to the Company.

f. Matters concerning situations in which an Audit and Supervisory Committee has requested assignment of an employee to assist with duties, the independence of that employee from directors, and securing the effectiveness

The Company deploys dedicated employees to assist the Audit and Supervisory Committee. Those employees shall assist the Audit and Supervisory Committee in performing their duties while taking direction from them and shall not be subject to orders given by directors (excluding directors serving on the Audit and Supervisory Committee).

g. System for directors and employees to report to the Audit and Supervisory Committee and system for other reports to the Audit and Supervisory Committee

The Company develops a system for executives and employees of the Company and other group companies to swiftly notify the Audit and Supervisory Committee of matters stipulated in law and those of below:

(1)          Matters that may have a material impact on the group

(2)          The status of internal audits

(3)          The status and content of reporting through this reporting system

Reports shall be submitted in formats determined in discussions by the directors and the Audit and Supervisory Committee (reporter, report recipient, timing of reporting etc.)

In addition, it is prohibited to treat unjustly of the reporter who reported to Audit and Supervisory Committee, and the Company shall ensure that this matter would be passed down to all the executives and employees of the group companies.

The Company establishes enough budget for Audit and Supervisory Committee each year to fulfill the performance of duty.

h. System for ensuring that other audits by Audit & Supervisory Committee Members are conducted effectively

The Company sets periodic sessions for the exchange of opinions between directors serving on the Audit and Supervisory Committee Members and the Representative Director.

(iv) Preparation of Risk Management System

We have built the “Coca Cola West Japan Risk Management System” so that the occurrence of various risks that face the Company can be prevented, and that a rapid and precise actions can be taken to minimize the damage in the unlikely event that a risk occurs. Furthermore, on the compliance side, we have formulated standards of conduct for Corporate Officers and employees of the group that express the corporate stance that “along with compliance with all laws and regulations, we will realize our corporate philosophy by being socially aware and acting sincerely, thereby obtaining the trust of all stakeholders,” and plan to train Corporate Officers and employees thoroughly in this.

(v) Internal Audits, Audits by the Audit and Supervisory Committee and Corporate Auditors

a. Organization of internal audits and audits by the Audit and Supervisory Committee, personnel and procedures, and cooperation between the Internal Audit Division, Audit and Supervisory Committee and Corporate Auditors

The Company has an Audit Office (7 staff in total) that is established directly under the President as the internal audit division with the objectives of compliance with laws and regulations, appropriate activities and operations, stewardship of assets as well as financial soundness.

Directors serving on the Audit and Supervisory Committee members conduct audits based on relevant laws and regulations, article of incorporations as well as internal audit criteria for the Audit and Supervisory Committee through participation to important meetings such as the Management Council constituting of Corporate Officers, periodic meetings with Representative Directors, reporting of audit results from the Audit Office and other means.

The Company requires prior discussions of annual audit policies and plans from the Audit Office with the Audit and Supervisory Committee, and Audit and Supervisory Committee is to receive reporting of audit results from the Audit Office as needed.

Furthermore, the Audit & Supervisory Committee and Audit Office are briefed with audit plans in the beginning of a year from the Corporate Auditors and request explanations and reporting of mid-term audit status and year-end audit results as needed.

b. Names of Certified Public Accountants who performed audits, the firms to which they belong, and number of years of continuous performance of audits of listed companies, and composition of persons who assisted in the performance of the audit

The Company appointed C.P.A. from KPMG AZSA to conduct financial auditing. The names of the C.P.A. who performed the financial auditing are listed below.
Names of Certified Public Accountants who performed financial auditing			Number of years as Auditor
Appointed Limited Liability Employee	Managing Partner	Katsunori Tsukahara	1
Appointed Limited Liability Employee	Managing Partner	Akihisa Sata	5
Appointed Limited Liability Employee	Managing Partner	Nobuyuki Ishii	2

In addition, 11 Certified Public Accountants and 18 other persons provide support for conducting financial auditing.

(vi) External Directors

At present, one of the nine directors (excluding those serving on the Audit & Supervisory Committee) and three of the five directors serving on the Audit & Supervisory Committee are external directors.

a. Status of Appointment of External Directors
Category	Name	Relationship with the Company	Reasons of Appointment
External Director	Zenji Miura	Zenji Miura is Representative Director, President, and CEO of Ricoh Company, Ltd. The relationship between Ricoh Company, Ltd. and the Company are of the type “other affiliated companies.”
　Zenji Miura is Representative Director, President, and CEO of Ricoh Company, Ltd. and has been appointed to serve as an outside director so that the Company can take advantage of his wealth of experience as a corporate manager of Ricoh in the management of the group.
　Ricoh Company, Ltd. is a major shareholder in the Company (a 15.7% stake in terms of voting rights), but the Company is engaged in a different business from that of Ricoh Group. The Company has business transactions with the Ricoh Group by offering its soft drink as well as system maintenance provided from the counterpart, but because the value of those transactions is quite small, the independent business activities of the Company would not be impeded in any way by the Ricoh Group.
　In addition, the Company has a close relationship with Ricoh in terms of both human and capital resources, and one of the directors of Ricoh is serving as the director. However, he is the only one of our 14 directors who is concurrently serving as a director of Ricoh, giving him less than a majority position on our Board of Directors. He makes decisions related to the Company’s business activities and management judgment under the responsibility of the Company, and executes operations based on the Company’s decisions.
　Consequently, the Company has concluded that there is no concern that the Company might be unduly influenced by Ricoh, given that his services as a concurrent director of Ricoh therefore does not influence his independence from the Company and that there is no concern regarding a conflict of interest with the Company’s general shareholders, the Company has appointed Mr. Miura as an independent officer.

External Director (serving on Audit & Supervisory Committee)	Gotaro Ichiki	Gotaro Ichiki has served as an attorney in a corporate advisory law firm. There is no relationship between this law firm and the Company.
　Gotaro Ichiki has many years of experience as a lawyer specializing in the international transaction field, etc. and is versed in corporate legal affairs with sufficient knowledge of corporate governance. Accordingly, he has been appointed to serve as a director (an outside director) serving on the Audit & Supervisory Committee, so that he conducts strict audits on the execution of the Company’s management, and because he is suitable to a position where recommendations are made on all aspect of decision-making for important management judgment and assumed risk response, etc.
　Moreover, he has no experience of direct involvement in corporate management, but in addition to the above reason, he has experience of an outside director of other companies. Because of this, the Company has concluded that he will appropriately carry out his duties as a director (an outside director) serving on the Audit & Supervisory Committee.
　He served as a lawyer at consultant law office of our company up to 2014, but has not taken charge of duties outsourced by us and more than one year has passed from his retirement from such law office. He currently belongs to a law office that has no transaction relationship with the Company. Thus, the Company has concluded that he has no particular interest with us and there is no concern regarding a conflict of interest with the general shareholders. Considering these reasons, the Company has appointed Mr. Ichiki as an independent director.

External Director (serving on Audit & Supervisory Committee)	Seiji Isoyama
　Seiji Isoyama is Representative Director and Deputy President, Nishi-Nippon Financial Holdings, Inc. and Representative Director and Deputy President of Nishi-Nippon City Bank, Ltd., and President of the Fukuoka Chamber of Commerce and Industry.
　The Company has a business relationship with the bank, with which the Company has transactions, such as fund deposits. In addition, the Company pays to the Fukuoka Chamber of Commerce the membership fee and personnel expenses for seconded staff.

　Seiji Isoyama is Representative Director and Deputy President of Nishi-Nippon City Bank, Ltd. and has extensive experience as corporate manager of that bank. In addition, he has experience of audit as an auditor of the Company and has been providing useful views and frank opinions to our management. In light of these reasons, he is suitable to a position where recommendations are made on all aspects of decision-making for important management judgment and assumed risk response, etc. Thus, he has been appointed to serve as a director (an outside director) serving on the Audit & Supervisory Committee.
　The Company has transaction relationship indicated on the left. However, he is the only one of the 14 directors who is concurrently serving as a director of the bank and as an officer of the chamber of commerce, giving him less than a majority position on the Board of Directors. He makes decisions related to the Company’s business activities and management judgment under the responsibility of the Company, and executes operations based on the Company’s decisions.
　Consequently, the Company has concluded that there is no concern that the Company might be unduly influenced by the bank and the chamber of commerce, and his services as a director of the bank and as an officer of the chamber of commerce therefore does not influence his independence from the Company. Because of this, there is no concern regarding a conflict of interest with the Company’s general shareholders.

External Director (serving on Audit & Supervisory Committee)	Tomoko Ogami	Tomoko Ogami has served as an attorney in a corporate advisory law firm. There is no relationship between this law firm and the Company.
　Tomoko Ogami has sufficient insights on corporate governance on the basis of many years of extensive experience as a lawyer specializing in the corporate legal affairs field, etc. Therefore, she has been appointed to serve as a director (an outside director) serving on the Audit & Supervisory Committee, so that she conducts strict audits on the execution of the Company’s management, and because she is suitable to a position where recommendations are made on all aspects of decision-making for important management judgment and assumed risk response, etc.
　Moreover, she has no experience of direct involvement in corporate management, but in addition to the above reasons, she has audit experience as a corporate auditor of the Company and has been providing useful views and frank opinions to our management from a professional perspective. Because of this, the Company has concluded that she will appropriately carry out her duties as a director (an outside director) serving on the Audit & Supervisory Committee.
　There is no particular interest between her and our company and therefore, there is no concern regarding a conflict of interest with our general shareholders. Considering these reasons, we have appointed Ms. Ogami as an independent director.

b. Independence Standards and Qualification for Appointment as External Directors

The Company determines that external directors (including candidates) are sufficiently independent from the Company when all the following requirements are deemed not applicable as a result of survey done under the scope reasonably feasible.

(a) Executive Officer of the Company or its subsidiaries at present and for the past 10 years

(b) Major customer of the Company or its Executive Officer at present and for the past year (customers for which the CCW Group comprises more than 2% of consolidated net sales in their most recent fiscal year)

(c) Major customer of the Company or its Executive Officer at present and for the past year (customers that constitute more than 2% of the net sales of CCW Group’s consolidated revenue in its most recent fiscal year)

(d) Consultants, C.P.A. or attorneys who receive more than 10 million yen per year at present and for the past year other than the Company’s executive compensation

(e) Entity or its Executive Officer that receives donations from the Company amounting to more than 10 million yen per year at present and for the past year

(f) Persons with relatives within the second degree of relationship for whom (a)-(e) above are applicable.

c. Roles and Responsibilities of External Directors

External Directors serving on the Audit and Supervisory Committee form a majority of the Audit and Supervisory Committee and ensure that the system in the Board of Directors is able to monitor the business execution of the Directors. In addition, the Company is able to receive appropriate advice from the perspective of a third party at suitable times from the outside experts who are external directors (excluding the directors serving on the Audit and Supervisory Committee) and external directors serving on the Audit and Supervisory Committee.

d. Mutual Cooperation between Supervision and Auditing by External Directors, and Internal Audits and Financial Audits, and the Relationship with Internal Control Departments

The External Directors (excluding those serving on the Audit and Supervisory Committee) receive reports concerning internal audits and financial audits as well as internal controls at the Board Meeting and state relevant opinions, and the External Directors serving on the Audit and Supervisory Committee receive such reports at the Audit and Supervisory Committee meeting and state relevant opinions.

e. Overview of the Limited Liability Agreement

Regulations on liability limitation agreements with directors (excluding those with executive authorities over operations etc.) are provided in the Articles of Incorporation so that directors (excluding those with executive authorities over operations etc.) can fully perform the expected roles and capable candidates for directors can be recruited not only as external directors.

The Company has entered into liability limitation agreements with 4 external directors according to the regulations of the Companies Act Article 427, paragraph 1 for damages caused by neglecting their duties. The total maximum liability under such agreements shall be limited to the extent of the total minimum liability stipulated in laws and regulations.

f. Staff for External Directors

Staff in the Administrative Department for external directors (excluding directors serving on the Audit and Supervisory Committee) and staff (assistant employees) of the Audit and Supervisory Committee for external directors serving on the Audit and Supervisory Committee each provide support.

(vii) Corporate Governance structure and reasons for employing this structure

The Company employs the Corporate Governance structure shown below because the Company believes that this structure makes it possible to improve the efficiency and transparency of management.

(Diagram of Corporate Governance Structure)

(viii) Details of Remuneration of the senior management and directors

a. Total amount of remuneration, by category of office and type of remuneration, and the number of people supplied
Category	Total remuneration (MM JPY)	Total remuneration by type (MM JPY)		No. of people supplied (persons)
		Basic remuneration	Other
Directors (External)	346 (13)	346 (13)	－ (－)	11 (3)
Directors (serving on the Audit & Supervisory Committee) (External)	42 (16)	42 (16)	－ (－)	5 (3)
Auditors (External)	11 (2)	11 (2)	－ (－)	5 (3)
Total (External)	400 (32)	400 (32)	－ (－)	16 (6)

　(Remarks) 1. As of the closing of the 58th General Meeting on March 23, 2016, the Company shifted to a company with the Audit and Supervisory Committee.

2. The above amount includes remuneration provided to an external director who resigned as of the closing of the 58th General Meeting on March 23, 2016 and one external director who resigned as of October 31, 2016. Furthermore, the total number of persons supplied as Directors, Directors serving on members of the Audit and Supervisory Committee, and Auditors is stated without double-counting the five persons who serve concurrently in another role.

b. Important matters concerning the employee salary component for employees also serving as officers

None

c. Policies and procedures in determining the remuneration of the senior management and directors

For the remuneration of directors, as determined at the 58th General Meeting of Shareholders on March 23, 2016, the total amount received by directors (other than directors serving on the Audit and Supervisory Committee) shall be less than 500 million yen per year (external directors shall receive less than 50 million yen per year), directors serving on the Audit and Supervisory Committee shall receive less than 100 million yen per year. Remuneration for each director as shown below has been set within the total amount.

(a) Directors (other than directors serving on the Audit and Supervisory Board)

Remuneration for each director (other than directors serving on the Audit and Supervisory Board) is determined by the Representative Director authorized by the Board of Directors  based on the criteria set forth by the Board of Directors.

Because the Board of Directors sets the remuneration criteria, it has been deemed that transparency and fairness are secured as a Company with Audit and Supervisory Committee composed of a majority of external directors with three independent external directors.

The remuneration consists of fixed payments to reflect the responsibilities of directors and their contributions to corporate performance as well as variable payments that change according to corporate performance.

(b) Directors serving on the Audit and Supervisory Committee

Remuneration of Directors serving on the Audit and Supervisory Committee is determined through discussions among directors serving on the Audit and Supervisory Committee.

(ix) Information on shareholdings

a. Investment securities held for purposes other than pure investment

Number of stock names: 134
Total amount recorded in the balance sheet of the Company: 14,916 million yen

b. Stock name, number of shares, amount recorded in the balance sheet, and purpose of holding regarding investment securities held for purposes other than pure investment

(As of December 31, 2015)

　Specified investment securities
Stock name	Number of shares (shares)	Balance sheet amount (Millions of yen)	Purpose of holding
Royal Holdings Co. Ltd.	962,440	2,164	Maintain favorable relationship
Ricoh Leasing Company, Ltd.	502,000	1,895	Maintain favorable relationship
Nishi-Nippon Railroad Co., Ltd.	2,000,000	1,424	Maintain favorable relationship
San-Ai Oil Co., Ltd.	1,308,125	1,293	Maintain favorable relationship
Izumi Co., Ltd.	231,000	1,088	Maintain favorable relationship
The Nishi-Nippon City Bank, Ltd.	3,024,811	970	Maintain favorable relationship
Kyushu Leasing Service Co., Ltd.	2,000,000	940	Maintain favorable relationship
Mitsubishi UFJ Financial Group, Inc.	716,420	542	Maintain favorable relationship
Mitsubishi Heavy Industries, Ltd.	900,000	479	Maintain favorable relationship
Fuji Co., Ltd	195,366	479	Maintain favorable relationship
Zenrin Co., Ltd.	183,414	453	Maintain favorable relationship
West Japan Railway Company	42,000	352	Maintain favorable relationship
Yondoshi Holdings, Inc	103,400	277	Maintain favorable relationship
Plenus Company Limited	118,261	239	Maintain favorable relationship
Toyo Seikan Group Holdings, Ltd.	97,460	220	Maintain favorable relationship
AEON Kyushu Co., Ltd.	116,800	203	Maintain favorable relationship
Nishikawa Rubber Co., Ltd.	99,445	193	Maintain favorable relationship
Okuwa Co., Ltd.	173,216	192	Maintain favorable relationship
H2O Retailing Corporation	58,495	138	Maintain favorable relationship
Isetan Mitsukoshi Holdings Ltd.	87,015	138	Maintain favorable relationship
Fujio Food System Co., Ltd.	56,800	134	Maintain favorable relationship
AEON Co., Ltd.	67,914	126	Maintain favorable relationship

Stock name	Number of shares (shares)	Balance sheet amount (Millions of yen)	Purpose of holding
Central Japan Railway Company	5,100	110	Maintain favorable relationship
Kansai Super Market Ltd.	113,200	93	Maintain favorable relationship
Sumitomo Mitsui Trust Holdings, Inc.	182,898	84	Maintain favorable relationship
The Coca-Cola Company	15,600	80	Maintain favorable relationship
Torikizoku Co., Ltd.	32,400	78	Maintain favorable relationship
Seven & i Holdings Co., Ltd.	12,871	71	Maintain favorable relationship
Poplar. Co., Ltd.	123,203	65	Maintain favorable relationship
Mitsubishi Chemical Holdings Corporation	72,500	56	Maintain favorable relationship
　Regarded as holding securities

　Not applicable.

Fiscal year ended December 31, 2016

　Specified investment securities
Stock name	Number of shares (shares)	Balance sheet amount (Millions of yen)	Purpose of holding
Ricoh Leasing Company, Ltd.	502,000	1,809	Maintain favorable relationship
Kyushu Leasing Service Co., Ltd.	2,000,000	1,458	Maintain favorable relationship
Royal Holdings Co. Ltd.	662,440	1,238	Maintain favorable relationship

Stock name	Number of shares (shares)	Balance sheet amount (Millions of yen)	Purpose of holding
Izumi Co., Ltd.	231,320	1,165	Maintain favorable relationship
San-Ai Oil Co., Ltd.	1,308,125	1,094	Maintain favorable relationship
Nishi-Nippon Railroad Co., Ltd.	2,000,000	1,068	Maintain favorable relationship
Nishi-Nippon Financial Holdings, Inc.	604,962	739	Maintain favorable relationship
Mitsubishi UFJ Financial Group, Inc.	716,420	515	Maintain favorable relationship
Mitsubishi Heavy Industries, Ltd.	900,000	479	Maintain favorable relationship
Fuji Co., Ltd	195,366	476	Maintain favorable relationship
Zenrin Co., Ltd.	183,414	389	Maintain favorable relationship
West Japan Railway Company	42,000	301	Maintain favorable relationship
Plenus Company Limited	118,261	269	Maintain favorable relationship
Yondoshi Holdings, Inc	103,400	255	Maintain favorable relationship
Toyo Seikan Group Holdings, Ltd.	97,460	212	Maintain favorable relationship
AEON Kyushu Co., Ltd.	116,800	207	Maintain favorable relationship
Okuwa Co., Ltd.	173,856	204	Maintain favorable relationship
Nishikawa Rubber Co., Ltd.	99,445	176	Maintain favorable relationship
Kansai Super Market Ltd.	113,200	170	Maintain favorable relationship
Fujio Food System Co., Ltd.	56,800	150	Maintain favorable relationship
AEON Co., Ltd.	68,109	112	Maintain favorable relationship
H2O Retailing Corporation	61,563	109	Maintain favorable relationship
Isetan Mitsukoshi Holdings Ltd.	87,015	109	Maintain favorable relationship
Central Japan Railway Company	5,100	98	Maintain favorable relationship
Torikizoku Co., Ltd.	32,400	81	Maintain favorable relationship
Sumitomo Mitsui Trust Holdings, Inc.	18,289	76	Maintain favorable relationship
The Coca-Cola Company	15,600	75	Maintain favorable relationship
Poplar. Co., Ltd.	125,120	62	Maintain favorable relationship
Seven & i Holdings Co., Ltd.	13,077	58	Maintain favorable relationship
Mitsubishi Chemical Holdings Corporation	72,500	54	Maintain favorable relationship

(Note) Shares of The Nishi-Nippon City Bank, Ltd. became shares of Nishi-Nippon Financial Holdings, Inc. due to a share transfer conducted on October 3, 2016.

　Regarded as holding securities

　Not applicable.

c. Total of investment stocks for the purpose of pure investments on the balance sheets in the previous fiscal year and current fiscal year and total of dividends received, gains / losses on sales and valuation gains / losses in the current fiscal year.

Not applicable.

(2) Audit Fees

1) Fees to Certified Public Accountants
Category	Fiscal year ended December 31, 2015		Fiscal year ended December 31, 2016
	Fees for audit certification services (Millions of yen)	Fees for non-audit services (Millions of yen)	Fees for audit certification services (Millions of yen)	Fees for non-audit services (Millions of yen)
Coca-Cola West Company, Limited	81	35	295	76
Consolidated subsidiaries	13	0	－	0
Total	94	35	295	77
(Note) The amount of the fees for audit certification services for the fiscal year ended December 31, 2016 includes 195 million yen in fees pertaining to the audit of consolidated financial statements in accordance with International Financial Reporting Standards for the purpose of inclusion in “Form F-4” Registration Statement under the U.S. Securities Act.
2) Other material fees
Fiscal year ended December 31, 2015 (from January 1, 2015 to December 31, 2015) and fiscal year ended December 31, 2016 (from January 1, 2016 to December 31, 2016)
Not applicable.
3) Descriptions of non-audit services to the Company
Fiscal year ended December 31, 2015 (from January 1, 2015 to December 31, 2015) and fiscal year ended December 31, 2016 (from January 1, 2016 to December 31, 2016)
The Company paid fees for financial due diligence that is a service other than the services under Article 2, Paragraph 1 of the Certified Public Accountants Act (non-audit service).

4) Policy on determination of audit fees
The Company has not especially established a policy on determination of audit fees for Certified Public Accountants, etc. conducting audits, but procedures for determining the amount are carried out after obtaining approval of the Audit and Supervisory Committee taking into consideration matters such as the size of the Company’s group, the characteristics of the business and the number of days of audit.

V. Consolidated Financial Statements

Refer to the Special Financial Report which will be filed with the SEC by the Company pursuant to Section 13 or 15(d) and Rule 15d-2 of the Securities Exchange Act of 1934, as amended.

VI. Stock-related Administration for the Company
Fiscal Year	From January 1 to December 31
Ordinary General Meeting of Shareholders	March
Record date	December 31
Record date for distribution of surplus	June 30 December 31
Number of shares constituting one unit	100 shares
Purchase and sales of shares less than one unit
Handling office	(Special account) Sumitomo Mitsui Trust Bank, Limited Stock Transfer Agency business Planning Department 4-5-33 Kitahama, Chuo-ku, Osaka-shi
Administrator of Shareholders’ Register	(Special account) Sumitomo Mitsui Trust Bank, Limited 1-4-1 Marunouchi, Chiyoda-ku, Tokyo
Forward office	――――――
Purchasing and selling fee
The fees per unit of shares are calculated according to the following equation, and allocated according to the number of shares of less than one unit being purchased or sold.
(Equation)
The following percentages are applied to the total amount obtained by multiplying the purchase or sale price per share by the number of shares per unit:
　　　　1,000,000 yen or less                            1.150%
　　　　1,000,001 yen - 5,000,000 yen              0.900%
　　　　5,000,001 yen - 10,000,000 yen            0.700%
　　　　10,000,001 yen - 30,000,000 yen          0.575%
　　　　30,000,001 yen - 50,000,000 yen          0.375%
　　　　(Fractions of less than one yen are rounded down.)
　　　　However, the amount shall be 2,500 yen if the amount calculated per unit of shares is less than 2,500 yen.

Fee for delivery of new certificates	Free
Method of public notice
Electronic public notice on the Company’s website (http://www.ccwest.co.jp/).
However, if it is not possible to make public notices by electronic public notice due to an accident or other unavoidable circumstances, public notices shall be listed in Nihon Keizai Shimbun.

Special benefits for shareholders
Shareholders listed in the shareholder registry and the effective shareholder registry as of December 31 will be granted shareholder benefit points in late March of the following year according to the number of shares held and the holding period. (Shareholder reward points may be exchanged for the preferred shareholder benefits such as packages of Coca-Cola products and donations to social contribution activities chosen from the shareholder benefits page on the Company’s website or the product catalog)
(Holding period of less than 3 years)
　Shareholder holding from 100 to less than 500 shares: 45 shareholder reward points (equivalent to 2,700 yen)
　Shareholder holding from 500 to less than 1,000 shares: 60 shareholder reward points (equivalent to 3,600 yen)
　Shareholder holding from 1,000 to less than 5,000 shares: 90 shareholder reward points (equivalent to 5,400 yen)
　Shareholder holding from 5,000 or more shares: 180 shareholder reward points (equivalent to 10,800 yen)
(Holding period of 3 years or more)
　Shareholder holding from 100 to less than 500 shares: 75 shareholder reward points (equivalent to 4,500 yen)
　Shareholder holding from 500 to less than 1,000 shares: 105 shareholder reward points (equivalent to 6,300 yen)
　Shareholder holding from 1,000 to less than 5,000: 150 shareholder reward points (equivalent to 9,000 yen)
　Shareholder holding 5,000 or more shares: 300 shareholder reward points (equivalent to 18,000 yen)

(Note) Rights for shares of less than one unit

Pursuant to the Company’s articles of incorporation, shareholders holding shares of less than one unit of shares have no rights other than those listed below:

- Rights listed in Article 189, Paragraph 2 of the Companies Act.

- The right to make demands pursuant to Article 166, Paragraph 1 of the Companies Act

- The right to receive allotment of shares for subscription or stock acquisition rights for subscription according to the number of shares held by the shareholder

- The right to demand cash-out of shares of less than one unit of shares

VII. Reference Information on the Company
1. Information on a Parent Company, etc. of the Company

The Company does not have a parent company pursuant to Article 24-7, Paragraph 1 of the Financial Instruments and Exchange Act.
2. Other Reference Information

The Company filed the following documents during the period from the commencing date of the fiscal year ended December 31, 2016 to the filing date of the Annual Securities Report.

(1) Annual Securities Report and documents attached, and Confirmation Letter

58th Fiscal Term (From January 1, 2015 to December 31, 2015) Filed with the Director-General of the Kanto Local Finance Bureau on March 24, 2016

(2) Internal Control Report and documents attached

Filed with the Director-General of the Kanto Local Finance Bureau on March 24, 2016

(3) Quarterly Report and Confirmation Letter

(First Quarter of 59th Fiscal Term) (From January 1, 2016 to March 31, 2016) Filed with the Director-General of the Kanto Local Finance Bureau on May 13, 2016

(Second Quarter of 59th Fiscal Term) (From April 1, 2016 to June 30, 2016) Filed with the Director-General of the Kanto Local Finance Bureau on August 12, 2016

(Third Quarter of 59th Fiscal Term) (From July 1, 2016 to September 30, 2016) Filed with the Director-General of the Kanto Local Finance Bureau on November 11, 2016

(4) Extraordinary Report

Filed with the Director-General of the Kanto Local Finance Bureau on March 25, 2016

Extraordinary Report pursuant to Article 19, Paragraph 2, Item 9-2 (results of voting in the General Meeting of Shareholders) of the Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc.

Filed with the Director-General of the Kanto Local Finance Bureau on October 3, 2016

Extraordinary Report pursuant to Article 19, Paragraph 2, Item 3 (change of parent company), Item 4 (change of major shareholders), Item 6-2 (share exchange) and Item 7 (absorption-type company split) of the Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc.

(5) Amendment to Extraordinary Report

Filed with the Director-General of the Kanto Local Finance Bureau on October 31, 2016

Amendment to Extraordinary Report concerning the Extraordinary Report which was submitted October 3, 2016.

Part II. Information on Guarantors, etc. for the Company

Not applicable.

[Cover]

Filed Document:	Confirmation Letter

Applicable Law:	Article 24-4-2, Paragraph 1 of the Financial Instruments and Exchange Act of Japan

Filed with:	Director, Kanto Local Finance Bureau

Filing Date:	March 23, 2017

Company Name:	Coca-Cola West Kabushiki Kaisha

Company Name in English:	Coca-Cola West Company, Limited

Position and Name of Representative:	Tamio Yoshimatsu, Representative Director and President

Name and Title of CFO:	Not applicable

Address of Head Office:	7-9-66 Hakozaki, Higashi-ku, Fukuoka, Fukuoka

Place Where the Filed Document is Available for Public Inspection:	Tokyo Stock Exchange, Inc. (2-1, Nihombashi Kabuto-cho, Chuo-ku, Tokyo) Fukuoka Stock Exchange, a securities membership corporation (14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)

1.	Matters Related to Adequacy of Statements Contained in the Annual Securities Report

Mr. Tamio Yoshimatsu, Representative Director and President, confirmed that statements contained in the Annual Securities Report for the 59th fiscal year (from January 1, 2016 to December 31, 2016) were adequate under the Financial Instruments and Exchange Act.

2.	Special Notes

None in particular.

[Cover]

Filed Document:	Internal Control Report

Applicable Law:	Article 24-4-4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan

Filed with:	Director, Kanto Local Finance Bureau

Filing Date:	March 23, 2017

Company Name:	Coca-Cola West Kabushiki Kaisha

Company Name in English:	Coca-Cola West Company, Limited

Position and Name of Representative:	Tamio Yoshimatsu, Representative Director and President

Name and Title of CFO:	Not applicable

Address of Head Office:	7-9-66 Hakozaki, Higashi-ku, Fukuoka, Fukuoka

Place Where the Filed Document is Available for Public Inspection:	Tokyo Stock Exchange, Inc. (2-1, Nihombashi Kabuto-cho, Chuo-ku, Tokyo) Fukuoka Stock Exchange, a securities membership corporation (14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)

1.	Matters Related to Basic Framework of Internal Control over Financial Reporting

Mr. Tamio Yoshimatsu, Representative Director and President, is responsible for establishing and maintaining internal control over financial reporting of Coca-Cola West Company, Limited (the “Company”) and its consolidated subsidiaries and equity-method affiliates (the “Company Group”) and has established and maintained internal control over financial reporting in accordance with the basic framework for internal control set forth in the “On the Setting of the Standards and Practice Standards for Management Assessment and Audit concerning Internal Control Over Financial Reporting (Council Opinions)” (published by the Business Accounting Council on February 15, 2007).

The internal control over financial reporting is designed to achieve its objectives to the extent reasonable through the effective function and combination of its basic elements. Therefore, there is a possibility that internal control over financial reporting may not completely prevent or detect misstatements.

2.	Matters Related to Scope of Assessment, Record Date, and Assessment Procedure

We assessed the effectiveness of our internal control over financial reporting on the record date as of December 31, 2016, which is the end of the fiscal year. We made this assessment in accordance with assessment standards for internal control over financial reporting generally accepted in Japan.

In making this assessment, we evaluated internal controls that may have a material effect on the entire financial reporting on a consolidated basis (“company-level controls”).  Based on the result of this assessment, we appropriately selected business processes to be evaluated, analyzed these selected business processes, identified key controls that may have a material impact on the reliability of our financial reporting, and assessed the design and operation of these key controls. These procedures have allowed us to evaluate the effectiveness of our internal controls.

We determined the required scope of assessment of internal control over financial reporting for the Company Group from the perspective of the materiality of the effect on the reliability of our financial reporting. The materiality of the effect on the reliability of our financial reporting is determined taking into account the materiality of the quantitative and qualitative impacts. We confirmed that we had reasonably determined the scope of assessment of internal control over business processes in light of the results of assessment of company-level controls conducted for the Company and its nine consolidated subsidiaries.

We excluded nine consolidated subsidiaries and six equity-method affiliates from the scope of assessment of company-level controls as we concluded that they are of limited quantitative or qualitative materiality.

Regarding the scope of assessment of internal control over business processes, we accumulated business units in descending order of total revenues (after elimination of intercompany transactions) for the previous fiscal year, and one business unit whose revenue reaches approximately two-thirds of total revenues on a consolidated basis was selected as a “significant business unit.”

For the selected significant business unit, we included, in the scope of assessment, those business processes leading to revenues, accounts receivables and inventories as those were line items that are closely related to the Company’s business objectives. Further, not only for the selected significant business units but also for other business units, we added to the scope of assessment, as business processes having significant materiality considering their impact on financial reporting, those business processes that have a high likelihood of a material misstatement and that relate to an important line item that involves estimates or forecasts.

3.	Matters Related to Results of Assessment

As a result of the assessment above, we concluded that the internal control over financial reporting of the Company Group was effective as of December 31, 2016.

4.	Supplementary Matters

The Company agreed at the board of directors’ meeting held on September 30, 2016 to consummate the business integration with Coca-Cola East Japan Co., Ltd. through a combination of a share exchange and absorption-type company split with April 1, 2017 as the expected effective date. Furthermore, the share exchange and absorption-type company split were approved by the shareholders at the 59th general meeting of shareholders held on March 22, 2017.

This business integration may a have material impact on the assessment of effectiveness of internal control over the Company Group’s financial reports for subsequent periods.

5.	Special Notes

None in particular.